

BEST AVAILABLE COPY 06064680 1-15174

P.G1
9-30-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 2 2 2006
1080

Form 6-K

SEC MAIL PROCESSING SECTION
DEC 2 2 2006
WASH., D.C. 213
RECEIVED

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For •

PROCESSED
DEC 2 8 2006
THOMSON
FINANCIAL

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Short Report 2006


SEC MAIL
PROCESSING
SECTION
RECEIVED
DEC 22 2006
WASH., D.C.
213

www.siemens.com

SIEMENS

Contents

Key figures

in millions of euros	2006[1]	2005[1]
New orders[2]	**96,259**	83,791
Sales[2]	**87,325**	75,445
Income from continuing operations	**3,087**	3,058
Loss from discontinued operations, net of income taxes	**(54)**	(810)
Net income	**3,033**	2,248
Net cash from operating and investing activities[2]	**739**	(1,489)
therein: Net cash provided by operating activities	***5,174***	*4,217*
Net cash used in investing activities	***(4,435)***	*(5,706)*
Shareholders' equity (September 30)	**29,306**	27,022
Employees[2] (September 30, in thousands)	**475**	461

[1] Fiscal year from October 1 to September 30
[2] Continuing operations (excluding the discontinued mobile devices activities)

"In fiscal 2006, we took major steps to further optimize profit and growth."

Dr. Klaus Kleinfeld
President and Chief Executive Officer,
Siemens AG



Dear Shareholders,

In fiscal 2006, we made substantial progress toward achieving sustainable profitable growth Company-wide. We based our efforts on the rigorous implementation of our Fit4More program, which comprises the four pillars Performance and Portfolio, Operational Excellence, People Excellence and Corporate Responsibility (see also pages 18 – 33 of this Report).

We're satisfied with the results we achieved in fiscal 2006. In every quarter, we exceeded our main target: sustainable profitable growth at twice the global GDP rate. Year-on-year, new orders surged 15 percent to €96 billion. Six percent of this growth was organic (excluding portfolio measures and currency effects). Sales climbed 16 percent to €87 billion, and eight percent of this increase was organic. Despite further restructuring costs due to portfolio adjustments, we increased Group profit from Operations 12 percent to roughly €5.3 billion. Net income soared 35 percent to €3.0 billion, and earnings per share rose 35 percent to €3.40.

Global megatrends are putting wind in our sails.
To drive our businesses, we're leveraging two global megatrends – demographic change and increasing urbanization. These megatrends are exerting an ever-greater impact on the world we live in. According to UN projections, the world's population will have increased by about one-third and the average age will have jumped from 26 to 36 by 2050. More and more people are moving to urban areas in search of better jobs, better education and a better life. The UN predicts that next year more people will be living in cities than rural areas for the first time in human history.

In light of these developments, how can we meet the growing demand for energy without degrading the environment? How can we shape the future of manufacturing so that more and better goods can be produced



using fewer natural resources? How can we safeguard and improve the mobility of people and goods? And how can we ensure the availability of high-quality, affordable healthcare while keeping pace with advances in medical technology?

Innovation can make a major contribution to mastering these challenges. And this is precisely where our opportunities lie, since we already hold leading positions worldwide in many of the technologies required. Our portfolio policies aim to strengthen and expand these positions.

A two-pronged strategy is positioning Siemens for the future.
The first Fit4More pillar – Performance and Portfolio – comprises two main elements: targeted acquisitions and the strategic reorientation of specific businesses, in particular our Information and Communications activities. In fiscal 2006, we implemented a number of key portfolio-enhancing measures in both areas. On the one hand, we made a series of acquisitions that will expand our positions in the long-term growth markets of power, environmental technology, medical solutions, automation systems and public and industrial infrastructures. On the other hand, we introduced numerous measures to get Siemens Business Services (SBS) back on track. These measures included a strategic reorientation, which was completed at the end of fiscal 2006.



Two portfolio adjustments were of particular importance: a broadening of the focus of our Medical Solutions Group (Med) and the decision to fold the carrier business of our Communications Group (Com) into a joint venture with Nokia.

- Med's acquisitions of U.S.-based Diagnostic Products Corporation and Bayer Diagnostics are moving us into the new, highly attractive growth segment of in-vitro diagnostics. Once both acquisitions have been finalized, we'll occupy an excellent starting position on a par with the No. 2 global provider. These two acquisitions will also make Med the world's first supplier to deliver products, systems and services across the entire healthcare continuum, from prevention and diagnosis to treatment and follow-up care. Since IT plays a key role in integrating clinical workflows, increasing efficiency and lowering costs, Med's leading global position in healthcare IT will give it an additional competitive edge.
- The decision to put our telecommunications carrier business into a 50-50 joint venture with Nokia was not easy. After weighing all the options, however, this seemed to be the best way to remain a leading supplier of telecommunications infrastructure given the dramatic changes now taking place in the world market. Size is a critical factor for manufacturers and providers of telecommunications solutions and services. This new joint

venture will give us the critical mass and financial clout we need in order to compete successfully. We're convinced that Nokia Siemens Networks has excellent prospects of becoming a global leader in its market. Steps to complete the integration and start operation in the second quarter of fiscal 2007 are underway.

In addition to these major portfolio moves, we made a number of smaller acquisitions that will further strengthen our position in the industrial automation and power markets. Our restructuring measures – including all acquisitions, divestments and joint ventures – affected some 30 percent of our businesses in fiscal 2006. We're pleased to have successfully completed this formidable task.

We're deeply concerned about developments at our former mobile phone business, now part of the Taiwanese company BenQ. In September 2006, the company filed for bankruptcy for its mobile phone business in Germany and other countries, causing a public outcry in Germany in particular. The filing took us by surprise, above all, because we were convinced we had chosen a good partner for our mobile phone business and because we had purposely strengthened BenQ's position by providing financing and by transferring patent and brand rights. We've now launched a variety of measures to facilitate job placement for our former employees.

Our Groups are achieving profitable growth.
All our Groups – with the exception of Siemens Business Services – reported strong growth in fiscal 2006, with six operating Groups achieving a double-digit percentage increase in new orders. In many of our businesses, we're winning market share from our competitors. Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV), Power Transmission and Distribution (PTD) and OSRAM reached their target margins every quarter, while Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), Transportation Systems (TS) and Siemens Business Services (SBS) are closing in on their profitability goals. We're confident that all our Groups will reach their target margins by the second quarter of 2007. In the months ahead, we'll focus on continuing to improve our Groups' profitability and maintaining these margin levels in the long term.

The second pillar of the Fit4More program – Operational Excellence – comprises the proven tools of the Siemens Management System (SMS), including our Company-wide programs Innovation, Customer Focus and Global Competitiveness and our *top+* initiative, with which we've been continuously optimizing our business processes for ten years now.

Half of our sales growth is organic, and this achievement is a testimony to our power of innovation. To further boost our technological edge, we invested €5.7 billion in research and development in fiscal 2006 (see also page 34–35 of this Report). And this investment is paying off. In fiscal 2006, our researchers submitted more than 10,000 invention reports, roughly 17 percent more than in fiscal 2005. We filed patent applications for over 6,000 of these inventions, about eight percent more than in the previous year. Our portfolio now comprises more than 62,000 patents.

Now I'd like to give you just a few examples of how our innovative strength is driving success at our Groups:

- Our SOMATOM Definition computed tomography (CT) scanner is a major breakthrough in medical diagnostics. Using two X-ray tubes and two detectors, this innovative system reduces radiation exposure by up to 50 percent and energy consumption by roughly 30 percent. SOMATOM Definition scans the human heart in just six seconds and the entire body in only 20 seconds. With an imaging rate that is faster than the beating heart, it's an ideal tool for producing cardiac images of patients with irregular or very rapid heartbeats. And its high image resolution of up to 0.4 millimeters helps physicians better identify early indicators of heart disease. We sold 150 SOMATOM Definition scanners and installed more than 50 of the systems in fiscal 2006.
- SIPROCESS from A&D is a modular, automated micro process system for synthesizing chemical substances. This cutting-edge system significantly reduces product development costs and shortens time-to-market. Users report that SIPROCESS increases lab productivity up to fivefold.
- In April 2006, a 290-km submarine cable began transmitting power between Australia and Tasmania. During the rainy season, electricity generated by eco-friendly hydropower plants on the island flows to the mainland. During the dry season, power from coal-fired facilities in Australia is transmitted to Tasmania. High-voltage direct-current transmission technology from PTD is helping minimize energy loss along the entire route. Thanks to Siemens, both the continent and its island are benefiting from lower emissions and reliable power supplies.

These are only three examples of the technological prowess that has been driving our Company's success for 160 years and is still creating sustainable value for our customers every day.

We're bundling our products to create sector-specific solutions.
In fiscal 2006, we set up a number of cross-Group Sector Development Boards to offer solutions even better tailored to our customers' specific requirements. At BMW's Leipzig facility, for example, we supplied automation and manufacturing solutions for the body shop, paint shop and final assembly system. We also provided the plant's power supply, communications and IT systems, its building infrastructure and all related services.

Employee know-how and teamwork are key competitive advantages.
Our technological and entrepreneurial success is based on the superb collaboration of our excellent employees worldwide. Given the breakneck speed at which markets are changing, the expertise and teamwork of our people are a source of long-term competitive advantages. That's why People Excellence – our third Fit4More pillar – is so important to us. The aim of our activities in this area is to foster a high-performance culture across the entire Company. Successful People Excellence measures include our newly restructured Siemens Leadership Excellence (SLE) program, which is providing our managers with the knowledge they'll need to meet the challenges of the future. In SLE courses, top Siemens executives share their experiences and practical know-how with the next generation of Company leaders. Our ability to recognize and nurture these top talents early on is also a decisive factor in our success.

Unparalleled technology know-how and outstanding innovations are the lifeblood of our Company. That's why we want to be an attractive employer for top scientists and engineers worldwide. To achieve this goal, we've introduced a special career track for technology experts – separate from that for our managerial employees – with four main stages, from senior-level to chief engineer.

Our values are the foundation of our actions.
Corporate Responsibility – our fourth Fit4More pillar – is a reflection of our Company's identity and the values for which we stand. These values are expressed in our corporate governance system, the rules set out in our Business Conduct Guidelines, the charitable activities of our Corporate Citizenship program and our commitment to sustainable and eco-friendly development.

We introduced our Business Conduct Guidelines in 2001, when the Company was listed on the New York Stock Exchange. These guidelines – which contain rules regarding compliance with the law, the handling of conflicts of interest, the protection of company assets and the prohibition of insider trading – are binding for all Company employees and the members of our Managing Board. The members of our Supervisory Board also comply with the Guidelines where applicable. Our Business Conduct Guidelines are also part of every employment contract. A Company Compliance Officer regularly reports to the Audit Committee of the Supervisory Board and the Corporate Executive Committee.

Unfortunately, it has now become clear that our compliance measures are not yet sufficient. Several former and current Company employees are under investigation regarding allegations of embezzlement, bribery and tax evasion. Siemens is doing everything in its power to facilitate the full and speedy clarification of this matter and has taken appropriate and immediate countermeasures. In this connection, we've also engaged independent experts to detect any concrete violations, identify any flaws in Siemens' regulatory system, structures or processes and eliminate these shortcomings entirely and without exception.

Our activities in the areas of sustainability and environmental protection were honored once again this year. We're proud to have been listed on the Dow Jones Sustainability Index for the seventh year in a row.

We aim to be a good neighbor in all the countries where we do business. With our global presence, we can marshal local resources everywhere in the world to provide fast and effective assistance in emergencies and natural disasters. For example, Siemens Caring Hands, our charitable program, contributed more than €1.5 million in monetary and non-monetary donations for the victims of the earthquake in Pakistan on October 8, 2005. Following the Indonesian earthquake of May 2006, we provided aid primarily in the form of medical equipment.

Our network of university partnerships now encompasses more than 600 institutions of higher education in 70 countries. Partners include prestigious institutions like Massachusetts Institute of Technology, the University of California at Berkeley, Oxford University, ETH Zurich, Tokyo University, Tsinghua University in Beijing, Tongji University in Shanghai and leading universities throughout Germany.

In fiscal 2006, our Fit4More program paved the way for continued profitable growth at twice the rate of the global economy. To reach this goal, we've expanded and restructured many of our businesses. Our achievements in fiscal 2006 – reflected in our bottom line – are providing an excellent springboard for further success in fiscal 2007.



Dr. Klaus Kleinfeld
President and Chief Executive Officer,
Siemens AG



Jürgen Radomski, Dr. rer. pol. h. c., Dr. techn. h. c. | Joe Kaeser | Rudi Lamprecht | Eduardo Montes | Hermann Requardt, Prof. Dr. phil. nat.

Managing Board of Siemens AG



Klaus Kleinfeld, Dr. rer. pol. | Johannes Feldmayer, Prof. | Klaus Wucherer, Prof. Dr.-Ing., Dr.-Ing. E. h. | Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E. h. | Uriel J. Sharef, Dr. rer. pol.

As of October 1, 2006

For further information, see pages 100 – 01.

Fit4More – The basis for a successful future

Launched in April 2005, our Fit4More program has set clear goals and defined the measures required to accelerate our strategic reorientation and lay the basis for sustainable, profitable growth. We've already accomplished a large part of what we set out to do. In particular, we've paved the way for long-term growth in our share value by capturing or closing in on leading positions in all our markets worldwide.

The four Fit4More pillars – Performance and Portfolio, Operational Excellence, People Excellence and Corporate Responsibility – comprise a comprehensive approach to enhancing our Company's productivity and value. Performance and Portfolio defines the steps necessary for creating a portfolio that will enable us to achieve sustainable profitable growth at twice the global GDP rate. Operational Excellence implements our Company-wide *top*+ program rigorously and with a clear focus on business performance. People Excellence sets the highest standards for selecting, evaluating, leading and developing our employees. And Corporate Responsibility ensures that – in the areas of corporate governance, business practices, sustainability and corporate citizenship – we're a good neighbor in all the countries where we do business.

On the home stretch

Performance and Portfolio: We've found satisfactory solutions for the realignment of our I&C business area and our L&A Group. Targeted acquisitions and divestments in fiscal 2006 have brought us much closer to reaching our target margins and achieving a growth rate double that of the global economy.

To reach these goals and remain successful over the long term, we're rigorously implementing our three Fit4More drivers:

Fit4More – Our profit and growth program since April 2005

Performance and Portfolio	Operational Excellence	People Excellence	Corporate Responsibility
• Solve Mobile Devices • Finalize strategic reorientation of I&C (Com, SBS) • Strategic reorientation of L&A • Reach target margins in all Groups • Build portfolio for 2x world GDP growth	• Execute Siemens Management System (powered by top+) with focus on: • Innovation • Customer Focus • Global Competitiveness	• Achieve high-performance culture • Establish Leadership Excellence Program • Increase global talent pool • Strengthen expert careers	• Achieve best-in-class in: • Corporate governance • Business practices • Sustainability • Corporate citizenship

Implementation by April 2007

- Operational Excellence: We've refined our methods and sharpened our focus on Innovation, Customer Focus and Global Competitiveness.
- People Excellence: We've established a high-performance culture throughout our Company. Based on clear performance goals, this culture enables our people to realize their full potential. To increase our global talent pool, we're fostering talented young people worldwide. We've created new career tracks for experts and – since world-class managers are the key to world-class results – redesigned our management development program.
- Corporate Responsibility: To safeguard our long-term future, we're continuing to honor our commitments to business success, ethical conduct, environmental protection and the welfare of society.

Outlook
Our Fit4More standards and processes are timeless elements of good company management. We'll continue to employ these key management tools even after the program ends in April 2007.

Our goals will also remain unchanged: to focus our portfolio on growth and to be as profitable as our most successful competitors. As a result, active, targeted portfolio management will continue to be a vital part of our Company strategy.

Fit4More

A comprehensive and logically structured program with clear goals and clear drivers

Drivers	Goals
Operational Excellence powered by top+	**Performance and Portfolio by April 2007** • Reach target margins in all Groups • Build portfolio for 2x global GDP growth • Strategic reorientation of I&C and L&A
People Excellence	
Corporate Responsibility	

Performance and Portfolio

Growth and profitability are the basis of our portfolio's long-term strategic orientation. We're focusing on promising fields in which we can capture and systematically strengthen leading positions. Our goal is to grow at least twice as fast as the global economy in order to be as profitable as our top competitors.



Strategic portfolio development
We want to occupy leading positions in all our markets. That's the only way we can ensure continued profitability when the going gets tough. In areas where we don't have the resources to do this on our own, we endeavor to find strong partners. For example, we're now in the process of folding our Communications Group's carrier business into a joint venture with Nokia. The new company, Nokia Siemens Networks, will be a telecommunications powerhouse with good prospects for capturing the No. 1 position in its market. The sale of our mobile handset activities, the sale of the product-related services business of Siemens Business Services to Fujitsu Siemens Computers, and the restructuring of our Logistics and Assembly Systems Group were also key steps in the strategic development of our portfolio.

We're strengthening the businesses of our market-leading Groups through both acquisitions and organic growth. Our acquisitions of Bayer Diagnostics and the Diagnostic Products Corporation will make our Medical Solutions Group the world's first provider of integrated diagnostics.

The acquisition of Electrium has made our Automation and Drives Group one of the UK's leading providers of electrical installation systems and increased our access to key Middle East markets. Acquiring Wheelabrator, the Advanced Burner Group and the technology and engineering activities of the Sustec Group has further expanded our Power Generation Group's product and service portfolio in the growing market for eco-friendly power generation. With its acquisitions of CNC Water Technologies, Sernagiotto Technologies and Monosep Corporation, our Industrial Solutions and Services Group can now offer complete solutions for the entire water and wastewater treatment sector. And the acquisition of VA Tech has given us additional

What does Siemens expect from its acquisitions of Diagnostic Products Corporation and Bayer Diagnostics?

» *These acquisitions will make our Medical Solutions Group the world's first provider of integrated diagnostics – combining imaging diagnostics, laboratory diagnostics and clinical information technology under one roof. The resulting efficiencies will enable our customers to considerably increase the quality of the healthcare they provide while cutting clinical and administrative costs. The acquisitions will also make Medical Solutions the No. 2 provider of immunodiagnostics worldwide.*

What does the acquisition of Wheelabrator Air Pollution Control, Inc. mean for Siemens?

Wheelabrator's products and systems for monitoring and reducing the emissions of coal-fired power plants will enable us to help our customers meet their power needs with highly efficient, cost-effective and eco-friendly solutions.



expertise in the metallurgy field while enabling us to expand our leading position in the growth markets of Central and Eastern Europe – where we're now driving consolidation in the power transmission and distribution sector.

By continuing to strengthen our position in key future markets, we boosted our sales 16 percent in fiscal 2006.

On track for long-term profitability
Our goal is to achieve high profitability as well as growth. All our Groups are obligated to reach their target margins – not just once but also over the long term. Even those that haven't yet succeeded have shown substantial improvement. We're confident that all our Groups will be on target by the end of the second quarter of fiscal 2007.

Highlights – Acquisitions in fiscal 2006

- Kühnle, Kopp & Kausch* (Germany) will boost Power Generation's product portfolio in the industry sector.
- Bayer Diagnostics* and Diagnostic Products Corporation (U.S.) will strengthen Medical Solutions' position in the growth markets for molecular diagnostics and immunodiagnostics.
- The technology and engineering activities of the Sustec Group (Switzerland) have expanded Power Generation's power plant business to include products and solutions for coal gasification.
- Electrium (UK) has boosted Automation and Drives' position in electrical installation technology in the UK.
- Wheelabrator Air Pollution Control, Inc. and Advanced Burner Technologies, Inc. (U.S.) have extended Power Generation's array of emission-reducing products and services.
- CNC Water Technologies, Inc. (China), Sernagiotto Technologies S.p.A. (Italy) and Monosep Corporation (U.S.) have enabled Industrial Solutions and Services to round out its range of solutions for water and wastewater treatment.

* Initiated

Stock market information

in euros	2006[1]	2005[1]
Stock price range (XETRA closing prices, Frankfurt)		
High	**79.77**	66.18
Low	**60.08**	56.20
Year-end	**68.80**	64.10
Number of shares (year-end, in millions)	**891**	891
Market capitalization (year-end, in millions of euros)[2]	**61,307**	57,118
Per-share data		
Earnings per share[3]	**3.47**	3.43
Earnings per share (fully diluted)[3]	**3.31**	3.29
Dividend	**1.45**[4]	1.35

[1] Fiscal year from October 1 to September 30
[2] On the basis of outstanding shares
[3] On the basis of continuing operations
[4] To be proposed at the Annual Shareholders' Meeting


Indexed
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Oct. 1, 2005
Sept. 30, 2006
Siemens
Dow Jones STOXX®
DAX®

Investor relations
Siemens maintains a continuous and open dialogue with its investors. We provide comprehensive financial information to our shareholders at the Annual Shareholders' Meeting, in quarterly and annual reports, and in ad hoc press releases. Our Investor Relations Team also organizes conferences and conference calls at which investors and financial analysts can discuss current Company-related issues with our management. These conferences and conference calls are accessible to the general public via live Internet transmission. For private investors in particular, we've redesigned and expanded our Internet sites. We've also held several hundred one-on-one talks, including roadshows, with institutional investors in and outside Germany to keep them up-to-date on Company developments. Sustainability-oriented investors have shown an increasing interest in the Company's strategy in areas like energy efficiency. In fiscal 2006, we were listed on the Climate Leadership Index of the Carbon Disclosure Project (CDP) for the second time and on the SAM Dow Jones Sustainability Index for the seventh year in a row.

In a number of major surveys, investors and analysts ranked Siemens' capital market communications No. 1 again in fiscal 2006. For further information, please visit the following Web sites:
www.siemens.com/investorrelations
www.siemens.com/governance

The Siemens share
As of September 30, 2006, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 891 million no-par value shares in registered form. Each share has one vote.

On September 30, 2006, Siemens shares were listed on all German stock exchanges, the Milan stock exchange and stock exchanges in New York, London and Zurich.

On the New York Stock Exchange, Siemens shares are traded in the form of American Depositary Receipts (ADRs), with one ADR corresponding to one Siemens share.

Operational Excellence

Siemens is a leading player in a wide array of businesses, industries and countries around the world. Uniform processes and procedures that set a high standard for operational excellence throughout the entire Company are one of the pillars of our success. As part of our *top*+ initiative, we're continually improving our operations in order to master new market challenges.



Our Company-wide *top*+ programs – Innovation, Customer Focus and Global Competitiveness – are safeguarding our long-term success and enabling us to compete in ever tougher markets.

At Siemens, innovation is about more than just developing new technologies. It's about transforming ideas into market successes. New service and business models ensure that customers will continue to view us as a strong partner and a market leader well into the future. Benefiting from our presence in diverse regions around the world, we're increasingly driving R&D activities geared to markets outside Europe and the United States. For example, we've developed computed tomography scanners, control systems and medium-voltage switchgear specifically for the Asian market.

We intend to leverage our global presence and broad portfolio even more intensively to create complete solutions tailored to particular customer needs. Our Siemens One initiative bundles the expertise of all our businesses by strengthening cooperation across our entire organization. Using this approach, we helped Qatar's Doha Airport avert capacity problems during the 15th Asia Games, held in December 2006. In less than four months' time, we set up a fully-equipped temporary airport terminal to handle increased passenger volumes during the event. In another Siemens One project, we've developed a control center that is setting new standards for safety in road tunnels. The center's modular platform solution can be adapted to meet individual customer requirements in many countries.

The more open our markets become, the more crucial it is to be globally competitive all along the value chain. That's why we're continually optimizing processes to further strengthen our businesses within existing structures. We're successfully bundling and harmonizing Company-wide accounting, financial, human resources, procurement and logistics processes. Another key focus is the steady improvement of manufacturing processes. Standard platforms like our uniform production-optimization system are enabling our plants to substantially increase their efficiency. For example, at a facility operated by Siemens Building Technologies, the system's introduction quickly boosted productivity by around 20 percent.

"As part of our top+ program, we've established uniform, Company-wide processes with clear goals, clear measures and clear consequences. We've also developed a broad range of excellent top+ tools to help our businesses master the challenges they face."

Prof. Dr. Klaus Wucherer,
Corporate Executive Committee member responsible for the *top*+ program

People Excellence

Outstanding employees are the key to our success. Only highly motivated individuals can enable us to meet and exceed the expectations of our customers and investors. Our corporate culture – based on clear goals and geared toward high performance – empowers our people to unleash their full potential.



How does Siemens motivate its employees?

We engage in open dialogue with our employees concerning their goals, achievements and prospects for further career development. The photo shows Siemens employees at a Company facility in Munich, Germany.

Achieving a high-performance culture

A high-performance culture is one in which employees measure themselves against the best of the best, accept personal responsibility and strive to excel. Only if our people are highly qualified and intensely committed can we offer world-class products, services and solutions.

At Siemens, we create a working environment in which every employee knows exactly what is expected of him or her. We provide regular feedback so that our people can develop their potential to the fullest. Based on a clear evaluation of individual performance and results, we define specific career opportunities and determine appropriate compensation for every employee. We offer our people excellent career prospects at a world-class company.

Siemens' global Performance Management Process is a powerful tool for appraising employee performance in terms of carefully defined criteria and nurturing the talented young people who will one day lead our Company. It enables us to evaluate the skills and achievements of individuals at all our Groups, Regional Companies and Corporate Units. Once we've identified the strengths of our top talents and key experts, we can implement the development measures that will best equip them to leverage their unique know-how and capabilities for the benefit of our customers and investors.

One key element of this rigorous high-performance culture is our system of performance-oriented compensation for senior managers. All decisions regarding managerial compensation are based on a transparent and uniform evaluation procedure that takes into account not only business success but also factors like personal leadership qualities, customer satisfaction, process excellence and cooperative networking within Siemens.

Increasing our global talent pool

Our top talents are people who have great potential and who consistently produce outstanding results. These are the future leaders of Siemens – the individuals who will be responsible for safeguarding our future and ensuring that we remain a market leader in all our business areas. Our ability to recognize and nurture top talents early on is a decisive factor in our success.

In addition to being highly motivated themselves, excellent employees inspire others to produce world-class results. They're willing

Employee qualifications


University degrees
173,000 – 36%
of which 113,500 are in engineering or the sciences
Vocational training or apprenticeships
156,100 – 33%
Unrelated qualifications or no prior training
145,800 – 31%

New hires

- In fiscal 2006, Siemens hired 75,200 employees worldwide, 36 percent of whom hold university degrees.
- About 60 percent of our university-trained new hires are scientists or engineers. As these figures attest, we continue to boast an exceptionally well-qualified workforce.

What does "high-performance culture" really mean?

"Let me give you a concrete example. We at Med set out to build the best magnetic resonance tomography scanners in the world. All our processes were carefully designed to achieve this goal. The devices we developed are now market leaders. Intensive and open communication within the team at every stage of the project was the key to our success. For me, a high-performance culture is one in which efficient processes yield world-class results."

Dr. Robert Krieg, Head of Molecular Imaging, Siemens Medical Solutions



to make difficult decisions and take personal responsibility for the consequences of their actions. We offer these people challenging and rewarding careers, foster their personal development and groom them for future leadership positions within the Company.

Siemens' global management team demonstrates a strong personal involvement in cultivating our high potentials. Members of the Managing Board regularly hold interactive Web conferences with our top talents, giving participants the opportunity to discuss important Company-related issues directly with our executive managers. In addition, our next-generation leaders from around the world regularly meet personally with President and CEO Klaus Kleinfeld.

Improving career prospects for scientists and engineers
We're a technology leader in many areas. And that's essential in today's business environment, where companies that fail to launch new products in time are severely punished. Our technology leadership depends on having people with the know-how, dedication and persistence to drive innovation, even when the going gets tough. That's why we've established attractive new career tracks for our top scientists and engineers.

Today, our technology experts can channel all their energy into developing innovations. They're no longer required to deal with the organizational duties typically performed at management level. An intense focus on their areas of specialization enables these experts to create the products and solutions that will benefit our customers and investors tomorrow. During fiscal 2006, we identified and designated key experts at the top- to middle-management levels in promising high-tech fields. Our aim is to continue expanding our network of experts in order to maintain our unparalleled technology know-how – the know-how that spawns the outstanding innovations indispensable for success in the global marketplace.

Establishing leadership excellence
Siemens Leadership Excellence (SLE) is our program to prepare our managers for the challenges of today and tomorrow. We're convinced that first-class results can be achieved only through first-class management. In a corporate culture that fosters and rewards top performance, our managers are the trailblazers.

Our SLE program prepares managers for their future roles very concretely by linking Siemens-specific topics to management methods and leadership skills.

The principles behind the SLE curriculum – "leaders develop leaders" and "interactive learning" – account for the extraordinary nature of the training that the program provides. "Leaders develop leaders" means that top executives, including Managing Board members, participate in SLE courses, sharing their experiences with course participants and even enrolling in seminars themselves. "Interactive learning" is also a key component of SLE offerings. Presented with challenging situations, individuals demonstrate their management skills and then receive direct feedback from fellow participants and coaches. In workshops with world-renowned experts, they also learn new techniques for achieving management excellence. The SLE program targets our entire management team – from senior executives to entry-level managers – because we believe that responsible leadership is not the exclusive domain of top management, but a binding obligation for every leader in our Company.

One primary objective of the SLE program is to implement Company-wide leadership standards and values to ensure that all our managers comply with a uniform standard of conduct. The program also provides uniform management tools and introduces new leadership methods and strategies. By implementing SLE, we're building a global leadership network extending across all our Groups and Regional Companies, a network whose members share information and experiences to strengthen the entire management team.

Since the program was launched in October 2005, more than 80 percent of our Company's top executives have attended SLE courses. Worldwide, more than 250 managers have completed the program, and the feedback from participants has been overwhelmingly positive. SLE is proving to be a key tool for creating and maintaining a high-performance culture at Siemens.

Worldwide vocational training programs

We've been intensely involved in providing vocational training for many years. About 9,600 young people are currently enrolled in our vocational training and work-study programs, including 7,100 from Siemens and 2,500 from other companies. We offer a comprehensive range of training programs, preparing participants for new types of jobs in business administration, information technology, metalworking and electrical engineering. In addition, we sponsor special programs for high-school graduates and work-study programs for university students.

Siemens is exporting its dual work-study system, which combines theory and practice, to many of its Regional Companies around the world. Outside Germany, about 4,200 young people are currently enrolled in Siemens apprenticeship programs, which have been adapted to country-specific requirements. These programs enable us to maintain an outstanding workforce, which in turn contributes to the high quality of our products and services.

Employees worldwide


Germany
161,100 – 34%
Europe
(excluding Germany)
127,400 – 27%
The Americas
104,100 – 21%
Asia-Pacific
69,800 – 15%
Africa, Middle East, C.I.S.
12,500 – 3%

Employees worldwide
In fiscal 2006, we had 474,900 employees around the world – 14,100 more than the year before.

Corporate Responsibility

Good corporate citizenship is the basis of our reputation and our long-term success. Our social responsibilities are the focus of a lively, ongoing dialogue with all our stakeholders. Industry organizations and analysts give us top marks in sustainability management.



What's Siemens' position on the UN Global Compact?

Siemens has been a member of the UN Global Compact, launched by Secretary General Kofi Annan, since 2003. The Compact's principles have long been integral parts of our company culture. We've committed ourselves to helping achieve the Compact's development goals both now and in the future.

Based on innovative, future-oriented products, efficient processes and responsible company management, our sustainability strategy is making a major contribution to increasing our Company's long-term value. At Siemens, sustainable company management means increasing the value of the Siemens share by ensuring lasting profitability and continuously boosting growth and performance. Corporate responsibility – which encompasses corporate governance, business practices, sustainability and corporate citizenship – is one of the four main pillars of our Fit4More program, which addresses the global capital market's growing interest in sustainable investment.

Our inclusion on the Dow Jones Sustainability Index (DJSI) is a testimony to our achievements. We've been listed on the index every year since its launch in 1999 – and, as a rule, near the top.

Corporate governance

Corporate governance – clearly structured and rigorously implemented – has a long tradition at Siemens. For us, good corporate governance includes not only the responsible and value-creating management and monitoring of Company activities but also the effective cooperation of our Managing and Supervisory Boards, close attention to the interests of our shareholders, transparency and responsibility. For a detailed description of corporate governance at Siemens, see pages 46 ff. of this Report.

Business practices

"Integrity guides our conduct toward our employees, business partners and shareholders." This statement – one of our Corporate Principles – sums up our commitment to comply with the highest ethical and legal standards in all our entrepreneurial activities. Unambiguous instructions from Company management to all employees to obey the law and a clear warning that unlawful actions will not be tolerated are the basis of compliance at Siemens. These instructions are formulated in our Business Conduct Guidelines. As the centerpiece of the Siemens Compliance Program, the Guidelines are binding rules for all employees worldwide. They comprise not just a general admonition to employees to obey the law but also specific rules regarding, among other things, compliance with competition and anti-corruption laws, the handling of donations, the prohibition of insider trading and the protection of Company assets. The Compliance Program also includes a Code of Ethics for Financial Matters, Business Consultant Guidelines, and a large number of other Company-wide regulations.

Our Compliance Program is being continuously developed and improved to meet new legal requirements and eliminate any shortcomings that investigations may reveal. For example, at the end of September 2006, we launched a new training program: a comprehensive, interactive online compliance course that, in a first step, must be completed by all senior Siemens executives in Germany. In response to recent events, we immediately introduced further measures. To supplement existing internal reporting and complaints procedures, we established a new communications channel via an external ombudsman. Employees and third parties can contact this neutral individual anonymously and on a confidential basis to report any irregular business practices that come to their attention within the Company. We also set up a special taskforce headed by the Chief Compliance Officer to propose additional measures to put an end to any lapses on the part of individuals.

Implementation of the Siemens Compliance Program is handled by a worldwide compliance organization comprising a Chief Compliance Officer, who reports directly to the Corporate Executive Committee



Why is Siemens providing experiment kits to preschools?

We want to awaken children's interest in the natural sciences and the interconnections of our world as soon as possible. Never again are children as hungry for knowledge and as eager to experiment as they are at the preschool age. Our experiment kits harness this eagerness to discover and explore by giving youngsters a playful introduction to science and technology.

Further information on corporate responsibility at Siemens is available at:

Corporate responsibility
www.siemens.com/responsibility
UN Global Compact
www.siemens.com/globalcompact
Corporate governance
www.siemens.com/governance
Business practices
www.siemens.com/businesspractices
Sustainability
www.siemens.com/sustainability
Corporate citizenship
www.siemens.com/citizenship

Eco-excellence – Exemplary solutions

- **Buildings:** A smart combination of building technologies and facility management can yield average energy savings – particularly in climate control systems – of 20 percent per customer project.
- **Logistics:** Hybrid drives technology reduces fuel consumption in RTG container cranes from 18 – 25 liters to 8 – 10 liters per hour of operation.
- **Medical technology:** The SOMATOM Definition computed tomography scanner cuts energy consumption by up to 30 percent per examination and radiation dosages by up to 50 percent per heart scan. It also contains 80 percent less lead and delivers better image quality than comparable devices.
- **Mass transit:** Our power storage system reduces primary energy consumption in direct-current rail systems by up to 20 percent.
- **Power generation:** New gas turbine and power plant technologies cut fuel consumption and emissions and increase efficiency. For example, a power plant incorporating these technologies and slated for construction in Irsching, Germany will emit nine percent less CO_2 than comparable facilities.

and the Audit Committee of the Supervisory Board, and Compliance Officers in the Groups and Regions, who report to the Chief Compliance Officer and are responsible for implementing the Program in their respective areas. The Chief Compliance Officer is also supported by a Compliance Office staffed by legal specialists.

To administer the Siemens Compliance Program, we've established, among other things, monitoring procedures for individual businesses, systematic and ad hoc audits, an accounting complaints procedure and mandatory internal reporting processes.

Sustainability – Challenges and opportunities
Climate change is one of the greatest challenges facing mankind, requiring the full attention of governments, society and industry. The rapid warming of our planet will adversely affect living conditions and economic development in many countries. And its impact will be exacerbated by increasing urbanization worldwide.

But the measures needed to reduce climate change also harbor new opportunities – particularly for a technology powerhouse like Siemens, whose energy-saving systems help cut climate-relevant emissions, improve energy efficiency and conserve natural resources. We've been quick to recognize these opportunities. With our eco-excellence products, in particular, we've also begun to leverage the growth potential they hold for infrastructure providers. Our repeated listing on the Climate Leadership Index of the Carbon Disclosure Project (CDP) is further testimony to the success of our strategy.

Resource efficiency and environmental management
Our Fit4More Best-in-Class in Sustainability program – based on the worldwide Siemens Environmental Information System – is increasing our resource efficiency and enhancing the performance of our environmental management system. We've also launched an energy-efficiency program at our 100 largest production facilities. Our goal is to cut primary energy consumption 20 percent by 2010.

Supply chain
Sustainability applies to every link in the value chain. From our suppliers, we expect transparency, efficiency and compliance with key international standards – and our customers expect exactly the same from us. By registering on our click2procure buy-side marketplace, some 5,000 suppliers have

How did Siemens help the victims of the tsunami of 2004?

To cite one example of our involvement, we cooperated with a number of partner organizations on the construction of a community center, a medical clinic and housing in Thenampattinam. This tiny village is located in one of the regions hardest hit by the tsunami: India's southwest state of Tamil Nadu, where over 10,000 people were killed and 160,000 dwellings were destroyed. Today, a year and a half after the disaster, life in Thenampattinam has largely returned to normal.



agreed to comply with our standards. We continually review these requirements and adjust them when necessary.

Corporate citizenship
We take a proactive and long-term approach to corporate citizenship. Siemens Generation21, for instance, is making a major contribution to sustainable development worldwide by bundling our educational projects and initiatives to enhance the opportunities of young people all around the globe. The program focuses primarily on the natural sciences and technology – two main drivers of progress – and on fostering top talents in those areas. Siemens Caring Hands, our second global citizenship program, is contributing to the long-term improvement of living conditions in all the countries where we do business. Employee volunteering is also an important focus of Siemens Caring Hands.

Our corporate citizenship programs are contributing to our long-term success by strengthening our reputation as a good neighbor worldwide.

Siemens Generation21
Preschools: To give tomorrow's researchers a head start in understanding the phenomena of our world, we're providing children with a chance to learn about science and technology at a very early age. The experiment kits that we've begun distributing to many preschools around the world enable mini-scientists to experiment with electricity, sound, air and water in ways that are fun and geared to their capabilities.
Schools: We're giving young people new insights into the fascinating worlds of the natural sciences, technology and economics and encouraging them to pursue careers in these fields. Our school contests, prizes, awards and scholarships motivate talented students to be true high achievers. We support teachers by developing and distributing innovative, award-winning educational materials. A wide range of Siemens school partnerships provide the basis for long-term cooperation with teachers and students.
Universities: We've also made a major commitment to excellence in higher education. Through partnerships, joint projects, awards, scholarships and mentoring programs, we foster gifted university students in the natural sciences and engineering so that they can realize their full potential at an early age. Our university projects also bring us into contact with the managers, decision-makers and movers and shakers of tomorrow.

Siemens Caring Hands
Social giving: We provide financial assistance to charitable organizations and projects worldwide. Since 2003, we've supported an array of UNICEF programs. Working with the organization, we've enabled 35,000 girls in Afghanistan to resume their education. Some 1,800 Siemens employees are now project sponsors. Since July 2006, we've also been supporting UNICEF's Schools for Africa campaign.
Disaster relief: We contribute technical equipment and – together with our employees – donations to assist reconstruction in regions devastated by natural disasters. Following the Indonesian earthquake of May 2006, for example, we helped restore local infrastructures and provided victims with food, clothing and medical assistance.
Volunteering: All around the world, Siemens employees are strengthening their local communities through a wide range of voluntary activities. Support for employee volunteering is a vital part of our corporate citizenship strategy. Successful community projects heighten participants' awareness of social problems, foster team spirit and underscore our commitment to society.

As the key driver of customer value, productivity and growth, our power of innovation is a clear reflection of our competitive strength.

Research and development

Investments in research and development

Investments in research and development (R&D) are the prerequisite for successful innovation and sustainable business success. In fiscal 2006, we were once again a world leader in R&D outlays in the electronics and electrical engineering industry, increasing our spending on the development of new products, systems and solutions from €5.2 billion to €5.7 billion, including R&D investments related to specific customer requirements.*

Nearly 50,000 Siemens employees in 40 countries – more than 10 percent of our worldwide workforce – are employed in research and development. Over half of our 150 R&D locations are outside Germany, mainly in other European countries, North America and, increasingly, Asia-Pacific – and the trend toward internationalization is continuing. Now spanning the globe, our R&D activities are focused on regions marked by robust market growth and dynamic innovation. Our international setup enables us to rapidly develop new solutions for local customer requirements and provides us with access to a large global talent pool. Extensive contacts with leading universities around the world and roughly 1,000 cooperative projects a year with universities and research institutes worldwide are also helping us attract highly qualified scientists and engineers.

Increasing globalization and the challenges of demographic change and urbanization are placing ever-greater demands on R&D. By maintaining a leading technological position, leveraging our global presence and implementing a rigorous patent policy to safeguard our intellectual property, we're helping shape the technologies of tomorrow and expanding our position as a leading innovator.

* Including R&D investments related to specific customer requirements. These investments have been reclassified into cost of sales.


REMIND

Can Siemens technologies help control rising healthcare costs?

The REMIND system developed by Dr. Bharat Rao of Siemens Medical Solutions is already making an important contribution. By integrating disparate healthcare information sources and recommending appropriate treatment, the system enables healthcare professionals to tailor care to patient needs and optimize patient outcomes.

Numerous prizes and awards testify to the success of our R&D activities. For our innovative piezo fuel injection technology, which makes diesel and gasoline engines cleaner and more efficient, we received the 2005 German Future Prize from the President of Germany. In the medical field, Siemens engineers have been honored with the prestigious German Business Innovation Prize for developing the revolutionary total imaging matrix (TIM) technology used in magnetic resonance systems.
www.siemens.com/innovation

Intellectual property worldwide

A large number of outstanding inventions and patent applications reflect our innovative prowess and patent strength worldwide.

In fiscal 2006, our researchers submitted over 10,000 invention reports, roughly 17 percent more than in fiscal 2005. We filed patent applications for about two-thirds of these innovations.

In Europe and the Americas, we generated a double-digit percentage increase in patent applications compared to fiscal 2005. In Asia, the expansion of our patent portfolio was driven by strong sales growth and the increasing significance of intellectual property – particularly in China.

In fiscal 2006, we filed over 36 percent more patent applications than the year before. Our leadership in the international patent statistics is further testimony to our power of innovation. In first-time patent applications, we're No. 1 in Germany, No. 2 in Europe and among the top ten in the United States. Our patent portfolio comprises more than 62,000 patents worldwide.

Our strong competitive position will continue to depend not only on the creativity of our people but also on the strategic management of our patent portfolio. A Company-wide, globally oriented patent initiative is driving our concerted efforts to systematically protect our innovations and leverage them in the face of stiff global competition. Patents provide our customers with unrestricted access to all key markets and support the entire innovation process.
www.siemens.com/intellectual_property

Research and development*


5.7 in billions of euros
5.2
4%
4%
14%
21%
9%
19%
29%
4% Other
4% Lighting
16% Medical
20% Transportation
9% Power
19% Automation and Control
28% Information and Communications
2005
2006



Dear Shareholders,

In fiscal 2006, the Supervisory Board focused intensively on the Company's situation and prospects as well as on a number of specific issues. The Managing Board regularly provided us with timely and comprehensive information. We were involved in major Company decisions and held six regular and two extraordinary meetings during the year.

Between meetings, the Managing Board informed us in writing about important developments. As Chairman of the Supervisory Board, I was kept up-to-date on major issues and upcoming management decisions.

Company strategy and portfolio policies

In fiscal 2006, we considered in detail and – in cases requiring our consent due to the size of the relevant transaction – approved acquisitions of some €5.6 billion.

Also during fiscal 2006, we discussed measures to further develop Siemens' business portfolio, primarily in the area of medical solutions and at the Communications and Siemens Business Services Groups.

At our meeting on April 25, 2006, we approved the acquisition of Diagnostic Products Corporation (DPC). This acquisition will expand our current portfolio in the medical solutions sector to include in-vitro diagnostics.

At a special Supervisory Board meeting on June 17, 2006, we approved the formation of a joint venture between Siemens and Nokia in the fixed and mobile networks sectors.

This 50-50 joint venture, to be called Nokia Siemens Networks, is expected to be a leader in the telecommunications industry, with strong positions in the key growth segments of infrastructure and services for fixed and mobile networks.



At the same meeting, we approved the formation of a legally independent company in the enterprise networks sector.

At an extraordinary Supervisory Board meeting on June 29, 2006, we approved the acquisition of Bayer Diagnostics, a world leader in clinical chemistry and No. 1 in near-patient testing, laboratory automation and hematology.

The acquisitions of Bayer Diagnostics and DPC will make our Medical Solutions Group (Med) the world's first integrated diagnostics company, supplying imaging and laboratory diagnostics as well as clinical IT solutions across the entire value chain from a single source.

The Supervisory Board received a report on the strategic reorientation of Siemens Business Services GmbH & Co. OHG (SBS). Plans call for strengthening the Group through the addition of four Siemens IT and software development companies: Program and System Engineering (PSE) in Austria, Siemens Information Systems Ltd. (SISL) in India, Development Innovation and Projects (DIP) in Greece, and the Business Inno-



vation Center (BIC) in Switzerland. Software and solutions know-how that have been dispersed within the Company will now be bundled and oriented toward Siemens' own business activities.

At our September meeting, the Managing Board presented an overview of the Company's business strategy for our consideration. Agreement was reached on the following key issues:

- Siemens will profit over the long term from two global megatrends: increasing urbanization and demographic change. These two developments are posing major challenges in the areas of energy, the environment and transportation. They are also generating a large number of infrastructure projects and greater demand for industrial automation and healthcare solutions.
- Siemens' aim is to grow twice as fast as the world economy; at least half of our growth is to be generated internally.

We held our September meeting at Med's plant in Forchheim, Germany to enable members to obtain first-hand, in-depth information regarding production processes and selected development projects.

Financing and pensions

At our April meeting, we received a detailed report regarding the development of the Company's liquidity and financial situation. The large number of acquisitions, the strong growth of business volume, the related high level of capital expenditures on property, plant and equipment, and the associated increase in non-fixed assets as well as problem areas like the mobile phone business and Siemens Business Services have absorbed substantial financial resources. As a result, the Supervisory Board authorized the Corporate Executive Committee to obtain up to €9 billion in additional financing.

At the same meeting, we were given an overview of the current status of the Company's pension system and the anticipated further development of its pension fund assets.

Group- and Region-specific issues

As in previous years, the regular meetings of the Supervisory Board were devoted not only to Company-wide matters. We also gave individual Groups and Regional Units an opportunity to describe their business prospects in detail. In fiscal 2006, the Transportation Systems Group, the Industrial Solutions and Services Group, OSRAM and the Regions Middle East, India and China reported to the Supervisory Board.

The operations of the remaining Groups and larger Regional Units had been intensively discussed in the years before. Like all our activities, these operations are also reviewed as part of our quarterly reporting system and in connection with specific issues.

At our September meeting, we received extensive information on the status of the Service Initiative, which aims to expand the volume of product-related and stand-alone services offered by Siemens and further increase the contribution of these profitable, fast-growing businesses to Company sales. At this meeting, we also received a status report regarding the transition of Siemens' financial reporting system to the International Financial Reporting Standards (IFRS).

Corporate governance

The Supervisory Board regularly deals with the implementation and further development of the Company's corporate governance principles; our December 2005 meeting was held without the Managing Board in attendance.

At our December 2006 meeting, the Supervisory Board discussed in detail the background to and present status of investigations into allegations of embezzlement, bribery and tax evasion on the part of former and current Company employees. We expressed our unconditional support for the measures introduced by the Audit Committee (see page 42 of this Report).

At the same meeting, the Supervisory Board determined that Siemens AG – in accordance with the Company's Declaration of Conformity – had complied with the recommendations of the German Corporate Governance Code in fiscal 2006. As stated in the Declaration of Conformity approved by the Supervisory Board, Siemens complies with all but one of the Code's recommendations: the Company does not comply with the new recommendation of the German Corporate Governance Code (as amended on June 12, 2006) regarding the annual statement of the allocation to accrued pension liabilities or pension funds for pension commitments to Managing Board members.

Further information on corporate governance at the Company and a detailed report on the level and structure of the remuneration paid to members of the Supervisory and Managing Boards appear on pages 46 ff. and 54 ff. of this Report.

Committee meetings

As one of the Supervisory Board's four committees, the Chairman's Committee remained in close contact with the Managing Board between the regular meetings of the Supervisory Board. The Chairman's Committee met three times, primarily to address personnel matters, issues relating to Managing Board remuneration, and the determination of variable and stock-based remuneration components. In addition, the Chairman's Committee dealt with the Company's strategy and performance and with matters relating to corporate governance.

Together with the independent auditors, the President and Chief Executive Officer, and the Chief Financial Officer, the Audit Committee discussed the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide, the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). During the year, the Committee also gave in-depth consideration to the Company's quarterly reports, the appointment of the independent auditors, oversight of the auditors' independence and efficiency, and their fee. In addition, the Audit Committee dealt intensively with the Company's risk management system and with the authorization and findings of the internal financial audit and the reports concerning legal and regulatory risks as well as the transition of the Company's financial reporting system to the IFRS. In addition, the Audit Committee devoted several meetings to compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) regarding internal control systems.

At the beginning of fiscal 2006, the annual Compliance Report for fiscal 2005 was presented to the Audit Committee and explained by the Chief Compliance Officer. At subsequent meetings, the Chief Compliance Officer reported regularly to the Audit Committee on the status of current and impending legal proceedings, the handling of complaints regarding the Company's financial statements, the implementation of compliance-related measures and new developments in compliance law.

At its December meeting, the Audit Committee – in connection with the legal proceedings relating to allegations of embezzlement, bribery and tax evasion on the part of former and current Company employees – retained the law firm Debevoise & Plimpton LLP to:

- clarify the circumstances relating to the criminal allegations at Com
- analyze the implications of current findings for the efficiency of the Company's compliance system and its internal control system
- investigate whether similar situations have arisen at any other Siemens Group.

Debevoise & Plimpton will also commission independent auditors to support them in the examination of Siemens' control systems by providing forensic accounting experts. At the suggestion of the Corporate Executive Committee, the Audit Committee appointed the internationally recognized expert Michael J. Hershman as Siemens' compliance advisor.

The Audit Committee met six times during the year, sometimes without the Managing Board in attendance, to evaluate its own activities and review its bylaws.

The Mediation Committee, formed pursuant to § 27 (3) of the German Codetermination Act, had no occasion to meet during the year. The Ownership Rights Committee, defined in § 32 of the Act, voted on six resolutions using a notational, or written, voting process and notified the Board of the outcome at ensuing meetings.

All committees reported to the Supervisory Board on a regular basis.

Financial statements

Our independent auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt/Main, audited the Annual Financial Statements of Siemens AG and the related management's discussion and analysis (MD&A) as well as the consolidated MD&A for the year ended September 30, 2006 in accordance with the requirements of the German Commercial Code (HGB) and approved them without qualification. The Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

KPMG's audit was conducted in accordance with German generally accepted standards for the audit of financial statements promulgated by the "Institut der Wirtschaftsprüfer in Deutschland e.V." (IDW). KPMG confirmed that the Consolidated Financial Statements and the consolidated MD&A fulfill the conditions for exemption from compliance with reporting rules under German law.

The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail. We also examined them. The KPMG audit reports were presented to all members of the Supervisory Board, and we reviewed them comprehensively at our meeting on December 11, 2006, in the presence of the independent auditors, who reported on the main findings of their audit. At this meeting, the Managing Board explained the Annual and Consolidated Financial Statements as well as the risk management system. It also provided a detailed report on the scope, focal points and costs of the audit.

As a result of the definitive findings of the examination by the Audit Committee and the full Supervisory Board, we raised no objections. In view of our approval, the financial statements are accepted as submitted.

We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.45 per share entitled to a dividend. In addition, we approve the proposal that the amount attributable to treasury stock be carried forward.

Changes in the composition of the Supervisory and Managing Boards

The composition of the Supervisory Board of Siemens AG changed in fiscal 2006. Thomas Rackow succeeded Klaus Wigand, who resigned at the conclusion of the Annual Shareholders' Meeting on January 26, 2006, as representative of the Company's senior executives. We thanked Mr. Wigand for his long years of service.

There were also changes in the composition of the Managing Board. Heinz-Joachim Neubürger, who had been a member of the Managing Board since November 1997 and Chief Financial Officer since January 1998, left the Company on April 30, 2006. Joe Kaeser was appointed member of the Managing Board and Chief Financial Officer. In this latter capacity, Mr. Kaeser is also a member of the Corporate Executive Committee. He was previously head of Corporate Strategies.

Dr. h.c. Thomas Ganswindt left the Company on September 30, 2006. A member of the Managing Board since December 2002, he was elected in October 2004 to the Corporate Executive Committee, where he had special responsibility for the Company's Information and Communications business area.

Eduardo Montes was appointed member of the Managing Board of Siemens AG and President of the Communications Group, effective May 1, 2006. Mr. Montes was previously President of Siemens in Spain.

Professor Dr. Edward G. Krubasik, who had been a member of the Corporate Executive Committee since the beginning of 1997, and Professor Dr. Claus Weyrich, who had been a member of the Managing Board and head of Corporate Technology since October 1996, left the Company at the end of their terms of office on September 30, 2006.

We thanked the departing members of the Managing Board for their many years of extraordinary commitment to the Company.

Professor Dr. Hermann Requardt, who has been a member of the Managing Board since May 1, 2006, was elected to the Corporate Executive Committee, effective October 1, 2006. Within the Committee, he has special responsibility for Siemens VDO Automotive (SV) and the Region Japan. He is also head of Corporate Technology.

Berlin and Munich, December 11, 2006
For the Supervisory Board



Prof. Dr. Heinrich v. Pierer
Chairman

Corporate Governance Report

In keeping with its traditions, Siemens places a high priority on corporate governance. Siemens complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded in May 2003, in June 2005 and in June 2006, in all but one respect: no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans. Since disclosure of pension awards to members of the Managing Board is statutorily required only by the next annual report, the isolated disclosure of the individual allocation to accrued pension liabilities or pension funds in the case of pension plans does not appear to be appropriate.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 12, 2006. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below (on page 53 of this Report), posted on our website and updated as necessary. Siemens voluntarily complies with the Code's non-obligatory suggestions, with only minor exceptions.

Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act [SOA]) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of nine central department heads) that is responsible for reviewing certain financial and non-financial information and advising the Managing Board in its decision-making about disclosure. We have also introduced procedures that require our Group and subsidiary managements to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

Management and Control Structure

The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of a 10-member Managing Board and a 20-member Supervisory Board. The German Codetermination Act (Mitbestimmungsgesetz) requires that the Company's shareholders and its employees each select one-half of the Supervisory Board's members.

According to the Bylaws for the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm's length basis. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens' quarterly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members' individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.

The Supervisory Board's Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG.

The **Chairman's Committee** performs the collective tasks of a nominating, compensation and corporate governance committee. In particular, it makes proposals regarding the appointment of Managing Board members and establishes guidelines for the conditions of employment and for the structure and level of the remuneration of Managing Board members.

The **Audit Committee** consists of three shareholder representatives and two employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. The Audit Committee oversees the appropriateness and the effectiveness of the Company's external and internal accounting processes. Together with the independent auditors, it also reviews the Company's financial statements prepared quarterly and annually by management. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company's internal control system and its procedures for assessing, monitoring and managing risk. It also monitors statutory and regulatory compliance. The Company's Financial Audit Department reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

The **Mediation Committee** submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The **Ownership Rights Committee** is responsible for decisions regarding the exercise of Siemens' shareholder rights in subsidiaries subject to the German Codetermination Act.

The Managing Board

The Managing Board, as the Company's top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its eight-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company's strategic orientation, planning and finalizing the Company's budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company's quarterly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks.

Directors' dealings of Managing Board and Supervisory Board

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2006 and reported to Siemens:

Date of transaction	First and family name	Function/ Status	Form and place of transaction	Financial instrument and ISIN	Number of shares	Share price	Total amount	Comment
09/15/ 2006	Uriel Jonathan Sharef	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	7,875	€67.42	€530,932.50	Sale of shares in line with 1999 Siemens Stock Option Plan
09/15/ 2006	Klaus Kleinfeld	President of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	3,900	€67.42	€262,938	Sale of shares in line with 1999 Siemens Stock Option Plan
09/15/ 2006	Erich R. Reinhardt	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	8,775	€67.42	€591,610.50	Sale of shares in line with 1999 Siemens Stock Option Plan
09/13/ 2006	Edward G. Krubasik	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	17,250	€67.15	€1,158,337.50	Sale of shares in line with 1999 Siemens Stock Option Plan
02/14/ 2006	Klaus Wucherer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	11,250	€75.15	€845,437.50	Sale of shares in line with 1999 Siemens Stock Option Plan
02/02/ 2006	Heinrich v. Pierer	President of Supervisory Board	Sale of shares XETRA	Siemens Share DE0007236101	17,250	€73.96	€1,275,810	Sale of shares in line with 1999 Siemens Stock Option Plan
02/01/ 2006	Heinz-Joachim Neubürger	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	30,000	€75.40	€2,250,000	Sale of shares in line with 2001 Siemens Stock Option Plan
12/16/ 2005	Klaus Wigand	Member of Supervisory Board	Sale of shares XETRA	Siemens Share DE0007236101	200	€70.44	€14,088	Regular Sale of Siemens shares
12/07/ 2005	Jürgen Radomski	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	11,250	€66.47	€747,787.50	Sale of shares in line with 1999 Siemens Stock Option Plan
11/25/ 2005	Claus Weyrich	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	10,000	€65.01	€650,100	Sale of shares in line with 2001 Siemens Stock Option Plan
11/25/ 2005	Claus Weyrich	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	10,500	€65.01	€682,605	Sale of shares in line with 1999 Siemens Stock Option Plan
11/18/ 2005	Thomas Ganswindt	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	20,000	€64.99	€1,299,800	Sale of shares in line with 2001 Siemens Stock Option Plan

These transactions were duly published on the Company's Internet website at www.siemens.com/directors-dealings.

Shareholder relations

Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific occurrences.

As part of our investor relations activities, the CEO, the CFO and individual members of the Groups' executive management meet regularly with analysts and institutional investors. We hold a conference for analysts once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Business Conduct Guidelines and Code of Ethics

The Managing Board has established Business Conduct Guidelines that contain rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. The Guidelines also specify procedures for dealing with complaints. These rules are binding for all Siemens employees and the Managing Board. The members of the Supervisory Board shall comply with them where applicable.

A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have also been implemented. In addition to the internal procedures for reporting and handling complaints, an external attorney has been engaged recently to act as an independent "ombudsman" and to provide a new protected communication channel for Siemens employees and third parties. Furthermore, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.

Corporate Governance Guidelines
Our Articles of Association, the Bylaws for the Supervisory Board and its committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate_governance.

Significant differences from NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (the NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to comply with the German law applicable to stock corporations (primarily the German Stock Corporation Act) and the Codetermination Act and generally follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of those markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-tier board
The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence

In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee in the Chairman's Committee. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.

Shareholder approval of equity compensation plans; stock repurchases
The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, was approved in 2001 by our shareholders. This approval expires in December 2006 (five years after the first grant of options under this authorization). Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was provided at our January 26, 2006 Annual Shareholders' Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the Code
On December 6 and December 11, 2006, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (Code) in the version of June 12, 2006 with one exception (no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans, Section 4.2.5 para. 2, 2nd sentence of the Code). Since making its last Declaration of Conformity dated November 9, 2005, Siemens AG has fully complied with the recommendations of the Code in the version of June 2, 2005.

Berlin and Munich, December 11, 2006

Siemens Aktiengesellschaft
Managing Board Supervisory Board

Compensation Report

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration.

In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

The report is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) as amended by the Act on the Disclosure of Managing Board Remuneration (VorstOG), are an integral part of the Notes to Consolidated Financial Statements pursuant to § 314 of the HGB or of Management's discussion and analysis pursuant to § 315 of the HGB.

Therefore, the information explained in this report is not additionally presented in the Notes to Consolidated Financial Statements or in Management's discussion and analysis.

1. Managing Board remuneration

The Chairman's Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Prof. Dr. Heinrich v. Pierer (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).

The remuneration of the members of the Managing Board of Siemens AG is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member's responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives in a high-performance culture.

In fiscal year 2006, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman's Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, an annual target compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006. In the course of this review, the target compensation was adjusted upward by approximately 20%. In addition, the composition of the total compensation was changed with the goal of giving greater importance to stock-based compensation, excluding the payment of the LT bonus in the form of a commitment to issue or transfer shares (see below), in the future.

Therefore, this compensation component was raised. The granting of stock options is no longer planned. Overall the average compensation was adjusted upward by approximately 30%. This adjustment is not obvious in the Managing Board remuneration reported in this section as the values were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase of the stock-based compensation for fiscal year 2006, in connection with the hardship fund to provide financial support for employees of BenQ Mobile in Germany (see below).

The remuneration of the Managing Board members is composed as follows:

- The fixed compensation is paid as a monthly salary.
- The variable bonus is based on the level of the Company's attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman's Committee of the Supervisory Board. One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets over a three-year period. In any year, the annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. In addition to the EVA-oriented targets in fiscal 2006 a target relating to net cash from operating and investing activities was established. For fiscal year 2005 for the last time, one half of the LT bonus was paid in the form of a commitment to issue or transfer shares of Siemens AG (stock awards), while the other half was paid in cash. Beginning with the fiscal year 2006, the LT bonus is paid entirely in cash. The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their targets, however, may additionally depend on the financial performance of the corporate units they lead. The LT bonus was already paid out fully in cash in fiscal 2005.
- The stock-based compensation consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders' Meeting of Siemens AG on February 22, 2001 and a commitment to issue or transfer shares of Siemens AG (stock awards). The Chairman's Committee of the Supervisory Board may restrict or cap the exercise of stock options in the event of extraordinary, unforeseen changes in the market price of the Siemens stock. The Chairman's Committee of the Supervisory Board has decided that only stock awards will be granted for fiscal year 2006 and with effect from fiscal year 2007 onwards.
- Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually

on the basis of a percentage of their respective target annual compensation established by the Chairman's Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

Employment contracts with Managing Board members generally do not include any explicit severance commitment in the event of an early resignation from office. However, severance payments may result from individually agreed termination arrangements.

However, members of the Managing Board who were appointed to the Managing Board before October 1, 2002 have a contractual right to receive transitional payments for twelve months after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonuses paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation.

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement.

On November 7, 2006, the Chairman's Committee of the Supervisory Board determined the bonus amounts and the number of stock awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For the fiscal year 2006, the aggregate cash compensation amounted to €27.8 million (2005: €20.9 million) and total remuneration amounted to €30.4 million (2005: €28.0 million), representing an increase in total remuneration of 8.5 percent.

In the process, both the variable cash bonus and the stock-based compensation were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase for fiscal year 2006, respectively. The resulting total of €4.52 million was transferred to the hardship fund to provide financial support for employees of BenQ Mobile in Germany.

The following compensation was determined for the members of the Managing Board for fiscal year 2006:

(Amounts in €)[1]		Cash compensation	Fair value of stock-based compensation	Total
Prof. Dr. Heinrich v. Pierer[2]	2006	–	–	–
	2005	958,389	244,414	1,202,803
Dr. Klaus Kleinfeld[2]	2006	3,248,462	375,058	3,623,520
	2005	2,323,193	946,911	3,270,104
Prof. Johannes Feldmayer	2006	2,363,217	250,016	2,613,233
	2005	1,821,301	716,666	2,537,967
Dr. Thomas Ganswindt	2006	2,420,147	–	2,420,147
	2005	1,764,948	641,515	2,406,463
Joe Kaeser[3]	2006	963,983	300,046	1,264,029
	2005	–	–	–
Prof. Dr. Edward G. Krubasik	2006	2,453,825	–	2,453,825
	2005	1,832,685	716,666	2,549,351
Rudi Lamprecht	2006	2,272,986	250,016	2,523,002
	2005	1,730,431	625,190	2,355,621
Heinz-Joachim Neubürger[4]	2006	1,422,636	–	1,422,636
	2005	1,822,925	716,666	2,539,591
Dr. Jürgen Radomski	2006	2,351,448	250,016	2,601,464
	2005	1,818,389	716,666	2,535,055
Dr. Uriel J. Sharef	2006	2,360,975	250,016	2,610,991
	2005	1,831,833	716,666	2,548,499
Prof. Dr. Klaus Wucherer	2006	2,350,989	250,016	2,601,005
	2005	1,822,218	716,666	2,538,884
Eduardo Montes[5][6]	2006	1,071,137	200,054	1,271,191
	2005	–	–	–
Prof. Dr. Erich R. Reinhardt[6]	2006	2,038,914	200,054	2,238,968
	2005	1,756,836	200,034	1,956,870
Prof. Dr. Hermann Requardt[5][6]	2006	913,559	200,054	1,113,613
	2005	–	–	–
Prof. Dr. Claus Weyrich[6]	2006	1,606,982	–	1,606,982
	2005	1,381,990	150,007	1,531,997
Total	**2006**	**27,839,260**	**2,525,346**	**30,364,606**
	2005	20,865,138	7,108,067	27,973,205

[1] The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus and the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

[2] On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

[3] Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

[4] Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

[5] Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

[6] Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

The following table describes the details of cash compensation:

(Amounts in €)[1]		Cash compensation				
		Salary	Annual bonus	LT bonus	Other[2]	Total
Prof. Dr. Heinrich v. Pierer[4]	2006	–	–	–	–	–
	2005	*405,000*	*299,257*	*244,445[3]*	*9,687*	*958,389*
Dr. Klaus Kleinfeld[4]	2006	1,160,480	1,055,707	998,721	33,554	3,248,462
	2005	*950,040*	*768,794*	*571,883[3]*	*32,476*	*2,323,193*
Prof. Johannes Feldmayer	2006	845,520	747,819	728,408	41,470	2,363,217
	2005	*755,040*	*571,280*	*466,627[3]*	*28,354*	*1,821,301*
Dr. Thomas Ganswindt	2006	755,040	835,790	715,529	113,788	2,420,147
	2005	*755,040*	*571,280*	*391,452[3]*	*47,176*	*1,764,948*
Joe Kaeser[5]	2006	325,000	337,448	291,460	10,075	963,983
	2005	–	–	–	–	–
Prof. Dr. Edward G. Krubasik	2006	755,040	835,790	817,839	45,156	2,453,825
	2005	*755,040*	*571,280*	*466,627[3]*	*39,738*	*1,832,685*
Rudi Lamprecht	2006	845,520	747,819	651,022	28,625	2,272,986
	2005	*755,040*	*571,280*	*375,136[3]*	*28,975*	*1,730,431*
Heinz-Joachim Neubürger[6]	2006	440,440	487,544	477,073	17,579	1,422,636
	2005	*755,040*	*571,280*	*466,627[3]*	*29,978*	*1,822,925*
Dr. Jürgen Radomski	2006	845,520	747,819	728,408	29,701	2,351,448
	2005	*755,040*	*571,280*	*466,627[3]*	*25,442*	*1,818,389*
Dr. Uriel J. Sharef	2006	845,520	747,819	728,408	39,228	2,360,975
	2005	*755,040*	*571,280*	*466,627[3]*	*38,886*	*1,831,833*
Prof. Dr. Klaus Wucherer	2006	845,520	747,819	728,408	29,242	2,350,989
	2005	*755,040*	*571,280*	*466,627[3]*	*29,271*	*1,822,218*
Eduardo Montes[7][8]	2006	325,000	400,416	330,411	15,310	1,071,137
	2005	–	–	–	–	–
Prof. Dr. Erich R. Reinhardt[8]	2006	714,990	658,513	633,237	32,174	2,038,914
	2005	*525,030*	*506,841*	*692,671[3]*	*32,294*	*1,756,836*
Prof. Dr. Hermann Requardt[7][8]	2006	291,750	321,558	292,633	7,618	913,559
	2005	–	–	–	–	–
Prof. Dr. Claus Weyrich[8]	2006	505,500	543,031	531,368	27,083	1,606,982
	2005	*450,000*	*344,205*	*562,285[3]*	*25,500*	*1,381,990*
Total	**2006**	**9,500,840**	**9,214,892**	**8,652,925**	**470,603**	**27,839,260**
	2005	***8,370,390***	***6,489,337***	***5,637,634[3]***	***367,777***	***20,865,138***

[1] The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.
[2] Other compensation includes non-cash benefits in the form of company cars of €300,753 (2005: €282,112), subsidized insurance of €80,527 (2005: €85,665), accommodation and moving expenses of €10,500 (2005: €0.00), and a cash settlement of stock awards of €78,823 (2005: €0.00).
[3] LT bonus cash portion.
[4] On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.
[5] Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.
[6] Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.
[7] Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.
[8] Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

Both, the number of units and the values of the stock-based compensation components, are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because stock awards are not eligible to receive dividends. The resulting value amounted to €67.70 (2005: €57.28).

For fiscal year 2006, the members of the Managing Board received a total of 37,302 stock awards, with a total fair value of €2,525,346. Stock options were no longer granted.

Accordingly, stock-based compensation was as follows:

(Amounts in number of units or €)[1]		Stock-based compensation: Number of units			Fair value			
		Stock awards from LT-bonus[2]	Other stock awards[2]	Stock options[3]	Stock awards from LT-bonus[2]	Other stock awards[2]	Stock options[3]	Total
Prof. Dr. Heinrich v. Pierer[4]	2006	–	–	–	–	–	–	–
	2005	*4,267*	*–*	*–*	*244,414*	*–*	*–*	*244,414*
Dr. Klaus Kleinfeld[4]	2006	–	5,540	–	–	375,058	–	375,058
	2005	*9,984*	*3,470*	*43,415*	*571,884*	*198,762*	*176,265*	*946,911*
Prof. Johannes Feldmayer	2006	–	3,693	–	–	250,016	–	250,016
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Dr. Thomas Ganswindt	2006	–	–	–	–	–	–	–
	2005	*6,834*	*2,314*	*28,945*	*391,452*	*132,546*	*117,517*	*641,515*
Joe Kaeser[5]	2006	–	4,432	–	–	300,046	–	300,046
	2005	*–*	*–*	*–*	*–*	*–*	*–*	*–*
Prof. Dr. Edward G. Krubasik	2006	–	–	–	–	–	–	–
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Rudi Lamprecht	2006	–	3,693	–	–	250,016	–	250,016
	2005	*6,549*	*2,314*	*28,945*	*375,127*	*132,546*	*117,517*	*625,190*
Heinz-Joachim Neubürger[6]	–	–	–	–	–	–	–	–
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Dr. Jürgen Radomski	2006	–	3,693	–	–	250,016	–	250,016
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Dr. Uriel J. Sharef	2006	–	3,693	–	–	250,016	–	250,016
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Prof. Dr. Klaus Wucherer	2006	–	3,693	–	–	250,016	–	250,016
	2005	*8,146*	*2,314*	*28,945*	*466,603*	*132,546*	*117,517*	*716,666*
Eduardo Montes[7][8]	2006	–	2,955	–	–	200,054	–	200,054
	2005	*–*	*–*	*–*	*–*	*–*	*–*	*–*
Prof. Dr. Erich R. Reinhardt[8]	2006	–	2,955	–	–	200,054	–	200,054
	2005	*–*	*1,851*	*23,155*	*–*	*106,025*	*94,009*	*200,034*
Prof. Dr. Hermann Requardt[7][8]	2006	–	2,955	–	–	200,054	–	200,054
	2005	*–*	*–*	*–*	*–*	*–*	*–*	*–*
Prof. Dr. Claus Weyrich[8]	2006	–	–	–	–	–	–	–
	2005	*–*	*1,388*	*17,365*	*–*	*79,505*	*70,502*	*150,007*
Total	**2006**	**–**	**37,302**	**–**	**–**	**2,525,346**	**–**	**2,525,346**
	2005	*76,510*	*25,221*	*315,495*	*4,382,495*	*1,444,660*	*1,280,912*	*7,108,067*

Pension benefit commitments. With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman's Committee of the Supervisory Board.

For fiscal year 2006, the members of the Managing Board were granted contributions under the BSAV totaling €4.2 million (2005: €3.4 million), based on a resolution adopted by the Chairman's Committee of the Supervisory Board on November 7, 2006. Of this amount, €0.7 million relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €3.5 million to contributions granted under the BSAV.

The projected benefit obligation (PBO) of all pension commitments to members of the Managing Board as of September 30, 2006 amounted to €54.8 million (2005: €52.9 million), which amount is included in Note 21 to the Consolidated Financial Statements.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB, totaling €14.4 million (2005: €15.6 million) for the year ended September 30, 2006.

The projected benefit obligation (PBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2006 amounted to €125.6 million (2005: €128.9 million), which is included in Note 21 to the Consolidated Financial Statements.

Other. No loans from the Company are provided to members of the Managing Board.

(1) The amounts for 2006 shown in this table are those obtained after reducing the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

(2) After a holding period of four years, the stock awards will be settled on November 10, 2010 (awards granted for fiscal year 2005 on November 11, 2009). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(3) The stock options issued for fiscal year 2005 will be exercisable after a holding period of two years between November 19, 2007 and November 18, 2010 at a price of €74.59 per share under the terms and conditions specified in the 2001 Siemens Stock Option Plan. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap, the fair value of the stock options granted for fiscal year 2005 would have been €4.0[illegible] per option, which amount was taken as the basis in this table.

(4) On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(5) Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(6) Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(7) Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(8) Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

2. Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is based on the Company's size, the assignments and responsibilities of the Supervisory Board members, and the Company's overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company's short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2006 includes three components:

- a fixed compensation component,
- a short-term compensation component based on earnings per share, and
- a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board's term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board's remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2006, the Supervisory Board's remuneration was determined on the basis of earnings per share in the amount of €3.40. The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman's Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional half of the fixed and the short-term variable compensation. The

(Amounts in €)	2006 Fixed compensation	2006 Short-term variable compensation	2006 Long-term variable compensation	2006 Total	2005 Fixed compensation	2005 Short-term variable compensation	2005 Long-term variable compensation	2005 Total
Dr. Karl-Hermann Baumann[1][2]	–	–	–	–	50,000	22,800	–	72,800
Prof. Dr. Heinrich v. Pierer[1][2]	125,000	86,250	–	211,250	93,750	42,750	–	136,500
Ralf Heckmann[2]	100,000	69,000	–	169,000	100,000	45,600	–	145,600
Dr. Josef Ackermann[2]	75,000	51,750	–	126,750	83,333	38,000	–	121,333
Lothar Adler	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Gerhard Bieletzki	50,000	34,500	–	84,500	50,000	22,800	–	72,800
John David Coombe	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Hildegard Cornudet	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Dr. Gerhard Cromme[2]	100,000	69,000	–	169,000	87,500	39,900	–	127,400
Birgit Grube	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Heinz Hawreliuk[2]	75,000	51,750	–	126,750	75,000	34,200	–	109,200
Berthold Huber	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Prof. Dr. Walter Kröll	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Wolfgang Müller	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Georg Nassauer	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Thomas Rackow[3]	37,500	25,875	–	63,375	–	–	–	–
Dr. Albrecht Schmidt	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Dr. Henning Schulte-Noelle[2]	75,000	51,750	–	126,750	75,000	34,200	–	109,200
Peter von Siemens	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Jerry I. Speyer	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Lord Iain Vallance of Tummel	50,000	34,500	–	84,500	50,000	22,800	–	72,800
Klaus Wigand[3]	16,667	11,500	–	28,167	50,000	22,800	–	72,800
Total	**1,254,167**	**865,375**	**–**	**2,119,542**	**1,264,583**	**576,650**	**–**	**1,841,233**

[1] Prof. Dr. Heinrich v. Pierer, former CEO and President of the Managing Board of Siemens AG, succeeded Dr. Karl-Hermann Baumann as Chairman of the Supervisory Board, effective January 27, 2005.

[2] Each of Prof. Dr. Heinrich v. Pierer as Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Gerhard Cromme as Chairman of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; and Heinz Hawreliuk and Dr. Henning Schulte-Noelle as members of the Audit Committee, received higher fixed and variable compensation.
For his period of office on the Supervisory Board, Dr. Karl-Hermann Baumann, as former Chairman of the Supervisory Board and the Audit Committee, also received higher compensation on a pro-rata basis in the prior year. The same applies to Dr. Josef Ackermann as a former member of the Audit Committee.

[3] Thomas Rackow, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor to Klaus Wigand with effect from January 26, 2006.

members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. The Chairman of the Supervisory Board is provided a company car and an office with secretarial services.

An existing agreement with Peter von Siemens was renewed after the Annual Shareholders' Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder's family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial services for representing the Company at official events in Germany and abroad, as well as in various associations.

No loans from the Company are provided to members of the Supervisory Board.

3. Stock ownership by members of the Managing and Supervisory Boards

As of October 13, 2006, Managing Board members serving on the board during the fiscal year held a total of 1,338,539 (2005: 1,104,459) Siemens shares and stock options on Siemens shares, representing 0.150 percent (2005: 0.124 percent) of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held 177,019 (2005: 185,544) Siemens shares and stock options on Siemens shares, representing 0.020 percent (2005: 0.021 percent) of the capital stock of Siemens AG. These figures do not include 10,607,390 (2005: 10,786,521) shares, or 1.2 percent (2005: 1.2 percent) of the capital stock that are held by the von Siemens-Vermögensverwaltung GmbH (vSV) – a German limited liability entity that functions much like a trust – and 39,144,979 (2005: 38,102,921) shares, or some 4.4 percent (2005: 4.3 percent) of the capital stock, over which the vSV has voting control under a power of attorney. Peter von Siemens is authorized to vote these shares as a representative of the founder's family.

4. Other

The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e., a deductible within the meaning of Section 3.8, para. 2, of the German Corporate Governance Code).



Udo Niehage, Dr.-Ing. PTD	Helmut Gierse A&D	Herbert Lohneiß, Dr. rer. nat. SFS	Klaus Voges PG	Heinrich Hiesinger, Dr.-Ing. SBT	Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E. h. Med

Group Presidents



Martin Goetzeler	Eduardo Montes	Hans M. Schabert	Christoph Kollatz, Dr. rer. pol.	Wolfgang Dehen	Joergen Ole Haslestad
OSRAM	Com	TS	SBS	SV	I&S

As of October 1, 2006

We're making our customers fit for the future.

Today, urbanization and demographic change are already shaping our lives and the world we live in. In the future, these megatrends are destined to create major challenges: shortages of natural resources, increasing environmental burdens, a regional shift in the center of economic gravity and a growing demand for everything from healthcare and eldercare to mobility and security.

Siemens is better positioned than any other company to equip its customers – and their customers – to meet and master these challenges.

Conserving natural resources

As global consumption increases, reserves of oil, water and iron are steadily diminishing. Our technologies are making the extraction and use of these key natural resources more efficient.

A&D
I&S, PG
PTD
OSRAM

Protecting the environment

Eco-friendly technologies are needed to combat climate change and the increasing pollution of our soil, air and water. We comply with the strictest environmental regulations and develop products and solutions that protect the environment and help reduce harmful emissions.

A&D
I&S, SBT
PG, PTD
OSRAM

Providing high-quality, affordable healthcare

As the world's population grows and ages, the demand for efficient healthcare is increasing. Our solutions optimize the processes essential for premium, cost-effective diagnosis, treatment and follow-up care.

Med
SBT
SFS
Com
SBS

Optimizing mobility

In today's globalized world, mobility is vital for economic growth and prosperity. Our offerings are making transportation faster and safer and enabling companies to transport goods more efficiently.

I&S
SBT, SV
TS, SFS
OSRAM
Com, SBS

Meeting increasing security needs

Security is a basic prerequisite for a globally networked economy. Our products and solutions maximize personal safety and guarantee the free and secure flow of goods, data and capital.

A&D
I&S, SBT
SFS
OSRAM
Com, SBS

Adapting to shifts in the global economy

The center of economic gravity is shifting to the developing world. Due to their rapid economic growth, countries like Brazil, Russia, India and China are key future markets. Our global presence enables us to serve customers optimally on a local basis. As a good corporate citizen, we're a respected member of society in all the countries where we do business.

All
Siemens
Groups

Automation and Control

Automation and Drives (A&D)

www.siemens.com/automation

A&D supplies standard products for the manufacturing and processing industries, electrical installation technology, and system- and sector-specific automation solutions.

Portfolio
- Automation systems
- Drives technology (electrical and mechanical)
- Motion control systems
- Electrical installation technology
- Low-voltage controls and distribution
- Process automation
- Process analysis
- Sensor systems
- Measuring and test systems
- Industrial communication/networks
- Safety engineering
- Industrial IT

Industrial Solutions and Services (I&S)

www.siemens.com/industry

I&S increases the competitiveness of customers in over 70 countries by combining Siemens products and process technologies to offer comprehensive solutions and services for industrial plants and infrastructure systems.

Portfolio
- Water and wastewater systems
- Intelligent traffic systems
- Opencast mining, iron and steel
- Marine engineering
- Oil and gas
- Pulp and paper
- Plants and systems for postal services automation
- Airport logistics and airfield lighting
- Engineering, commissioning
- Plant maintenance and modernization

Automation and Control

www.siemens.com/buildingtechnologies

Siemens Building Technologies (SBT)

SBT cooperates closely with customers to create fire safety and energy management solutions that make buildings safer, more efficient and more comfortable throughout their entire lifecycles.

Portfolio

- Systems and products for controlling heating, ventilation and air-conditioning systems
- Services for boosting energy efficiency
- Fire protection and gas alarm systems and products
- Electronic security solutions and products for identification and access control, video surveillance and intrusion protection

Power

Power Generation (PG)

www.siemens.com/powergeneration

PG develops and builds fossil fuel power plants and power-generating components as well as wind turbines and turbines for use as mechanical drives and compressors for industrial applications. Instrumentation and control systems, fuel cell technology and extensive services round out the Group's portfolio.

Portfolio

- Power plants, combined cycle systems, gas turbines, steam turbines and generators
- Industrial power plants and combined heat and power plants
- Drive units and compressors
- Instrumentation and control systems and IT solutions
- Services
- Fuel cell power plants
- Wind power plants

Power Transmission and Distribution (PTD)

www.siemens.com/energy

PTD is a world leader in power transmission and distribution. As a systems integrator and supplier of products, services and complete solutions, the Group enables utilities and energy-intensive manufacturers to transport and distribute electricity economically and reliably.

Portfolio

- Turnkey solutions for electric power transmission and distribution
- High-voltage and medium-voltage switchgear and components
- Power transformers and distribution transformers
- High-voltage direct-current transmission technology
- Protection and substation control systems
- Network control systems and IT solutions for the power industry
- Power services

Transportation

www.siemens.com/transportation

Transportation Systems (TS)

As a full-range supplier and systems integrator, TS is a leader in the international rail industry. The Group's activities in the areas of automation and power, rolling stock, turnkey systems and integrated services encompass operations management, rail electrification systems and vehicles for mass transit, regional and mainline systems.

Portfolio
- Operations control systems
- Rail electrification
- Turnkey rail systems
- Vehicles for mass transit, regional and mainline systems
- Services

www.siemensvdo.com

Siemens VDO Automotive (SV)

SV technology is shaping the future of automobile travel. As a trusted partner to the car industry, the Group develops and produces electronic and mechatronic systems and components for powertrain and engine control systems, chassis electronics and safety and driver assistance systems as well as information, communications and multimedia systems. Its products are making automobiles safer, more comfortable, more economical and more eco-friendly.

Portfolio
- Engine and transmission management systems
- Injection systems
- Car body and chassis electronics
- Safety and driver assistance systems
- Information, communications and multimedia systems

Medical

Medical Solutions (Med)

Med will soon be the first healthcare supplier to provide a full range of diagnostics procedures featuring all key in-vitro and in-vivo technologies. Networked on the Soarian and *syngo* IT platforms, the Group's comprehensive offerings have enabled it to capture a strong position in its market.

www.siemens.com/medical

Portfolio

- IT solutions
- Magnetic resonance imaging
- Computed tomography
- Angiography systems
- Roentgen and imaging systems
- Ultrasound systems
- Molecular imaging and nuclear medicine systems
- In-vitro diagnostics
- Radiation therapy systems
- Urology systems
- Mammography systems
- Electromedical systems
- Audiological systems
- Vacuum technology
- Components

Information and Communications

www.siemens.com/communications

Communications (Com)

Com provides network operators and enterprise customers with the high-quality communications solutions they need to reach their business goals. As an innovation leader in mobile communications infrastructure and fixed and enterprise networks, the Group is making voice and data communications easier and more efficient.

Portfolio

Carrier business
- Infrastructure, applications and turnkey solutions for mobile, fixed and cable network operators and service providers
- End-to-end solutions for fixed-mobile convergence
- Comprehensive services for network operators

Enterprise business
- IP-based real-time communications systems, applications and solutions for businesses of all sizes
- Broad portfolio of end-user communications equipment
- Comprehensive service offerings for enterprise customers

Wireless modules
- Wireless modules for machine-to-machine communications, mobile end-user equipment and automotive solutions
- Machine-to-machine communications solutions
- Worldwide support for integration and licensing processes

www.siemens.com/sbs

Siemens Business Services (SBS)

SBS offers private- and public-sector customers a full range of multi-vendor IT solutions and services – ranging from consulting and systems integration to IT infrastructure management. The Group specializes in solutions for manufacturing, infrastructure and service providers, the public sector, healthcare and the service industry.

Portfolio
- Strategic consulting on the planning and rollout of innovative IT solutions to ensure efficient business processes and ease integration into existing system environments
- Optimization and management of business processes, IT infrastructure transformation
- IT infrastructure management and outsourcing
- Helpdesk and security solutions, IT infrastructure consolidation

Information and Communications

Siemens IT Solutions and Services (SIS)

In January 2007, the activities of SBS will be combined with those of four IT companies and software houses (Program and System Engineering of Austria, Siemens Information Systems Ltd. of India, Development Innovation and Projects of Greece and the Business Innovation Center in Switzerland) to form a single Group.

Portfolio

- Expansion of the offerings of all Siemens Groups to include IT expertise
- Development of IT operator and solutions businesses with external customers
- Operation of Siemens' internal IT

Lighting

OSRAM

www.osram.com

OSRAM's product portfolio comprises everything from lamps and optoelectronic semiconductors such as light-emitting diodes (LEDs) to electronic control gear and light management systems.

Portfolio

- Incandescent lamps
- Halogen lamps
- Fluorescent lamps
- Compact fluorescent lamps
- Halogen vapor lamps
- Sodium lamps
- Vehicle lamps
- Lamps for displays, entertainment and cinema
- Lamps for the semiconductor industry and healthcare
- Electronic control gear
- LEDs, LED systems, organic light-emitting diodes (OLEDs), infrared components, high-performance laser diodes
- Light management systems

Financing and Real Estate

www.siemens.com/financialservices

Siemens Financial Services (SFS)

With some 1,800 employees and an international network of companies, SFS offers a broad array of financial solutions in the areas of sales and investment financing, treasury services, fund management and insurance.

Portfolio

- Asset finance and leasing
- Receivables financing
- Asset-based lending
- Project and equity investment
- Project and export financing
- Investment management
- Industrial insurance solutions
- Private financing solutions
- Treasury and financing services

www.siemens.com/realestate

Siemens Real Estate (SRE)

SRE currently manages around 42 million square meters of land and 20 million square meters of building space at more than 3,000 locations around the world. As a real estate specialist, SRE plans, builds, finances and develops Siemens facilities and advises and supports customers in all matters relating to real estate.

Portfolio

- Real estate rental and leasing
- Account and building management
- Regional location and property planning
- Real estate and location valuations
- Workstation concepts
- Service management
- Portfolio management and analysis
- Real estate consulting
- Land and property development
- Architecture and project management
- Commercialization

Affiliates

BSH Bosch und Siemens Hausgeräte GmbH

www.bsh-group.com

Offering a full range of high-performance, convenient and easy-to-use household appliances, Bosch und Siemens is one of the world's leading manufacturers of white goods and the No. 1 supplier in Germany and Western Europe.

Portfolio
- Stoves and ovens
- Dishwashers
- Washing machines
- Dryers
- Refrigerators
- Freezers
- Floorcare appliances
- Consumer products
- Network-enabled appliances

Fujitsu Siemens Computers (Holding) BV

www.fujitsu-siemens.com

Fujitsu Siemens Computers, a joint venture of Fujitsu Ltd. and Siemens AG, is Europe's leading IT manufacturer, offering enterprise customers and individual users a wide range of advanced IT products, services and infrastructure solutions.

Portfolio
- IT infrastructure solutions and services
- Server platforms (industry-standard, Unix- and Linux-based servers, mainframes)
- Company-wide storage solutions
- Professional PCs and workstations
- Mobility solutions (handhelds, notebooks, pen tablets)
- Products and solutions for the digital home

Summary Financial Results

Siemens in fiscal 2006 (October 1, 2005 to September 30, 2006)

- **Net income was €3.033 billion and earnings per share were €3.40, both 35% higher than a year earlier. Income on a continuing basis was €3.087 billion, up 1%.**
- **Sales rose 16%, to €87.325 billion, on a balance of organic growth and acquisitions, and orders increased 15%, to €96.259 billion.**
- **On a continuing basis, net cash provided by operating and investing activities was €739 million in fiscal 2006 compared to net cash used of €1.489 billion a year earlier.**
- **Siemens management proposes a dividend of €1.45 per share compared to €1.35 per share a year earlier.**

"We achieved a great deal in an eventful year, particularly in shaping Siemens for profitable growth," said Siemens CEO Klaus Kleinfeld. "We executed a major part of our strategic reorientation of Information and Communications and Logistics and Assembly Systems while building on our strengths with focused acquisitions in energy, industrial automation, and healthcare. Sales and order growth for the year confirmed that our portfolio is well aligned with customer demands. In fiscal 2007, we expect topline growth at double the rate of global gross domestic product growth, adjusted for divestments. We also expect all our Groups to reach their target margins. We are positioned more strongly than ever to achieve this goal and bring the benefits to our bottom line."

For fiscal 2006, ended September 30, 2006, Siemens reported net income of €3.033 billion, up 35% compared to €2.248 billion a year earlier. Basic and diluted earnings per share rose to €3.40 and €3.26, respectively, from €2.52 and €2.42 a year earlier. Income from continuing operations was €3.087 billion, a 1% increase from €3.058 billion a year earlier. Basic and diluted earnings per share from continuing operations were €3.47 and €3.31, respectively. A year earlier, basic and diluted earnings per share from continuing operations were €3.43 and €3.29, respectively.

A majority of the Groups in Operations posted higher profits year-over-year. Major earnings contributions came from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Osram, and Power Transmission and Distribution (PTD). Severance charges at Communications (Com) were higher year-over-year, at €393 million compared to €113 million. This rise was partially offset by higher gains on sales of shares in Juniper Networks, Inc. (Juniper), which increased to €356 million in fiscal 2006 from €208 million a year earlier. Severance charges rose at Siemens Business Services (SBS) as well, totaling €393 million compared to €228 million. A year earlier, SBS also took a goodwill impairment of €262 million. The net effect of severance, Juniper gains and the goodwill impairment was a negative €430 million in fiscal 2006 compared to a negative €395 million in the prior year.

Income before income taxes from our Financing and Real Estate business was €429 million compared to €463 million a year earlier. Corporate Treasury activities contributed €289 million income before income taxes in the current period compared to €298 million in fiscal 2005.

Sales of €87.325 billion rose 16% year-over-year, led by double-digit sales growth at A&D, Industrial Solutions and Services (I&S), PG and PTD. Orders increased 15%, to €96.259 billion, on strong demand at the Groups mentioned above as well as Siemens Building Technologies (SBT) and Transportation Systems (TS). Growth through acquisitions included Electrium Limited at A&D, Wheelabrator Air Pollution Control, Inc. at PG, and Diagnostic Products Corporation (DPC) at Med, all in fiscal 2006, as well as VA Technologie AG (VA Tech), Flender Holding GmbH and Robicon Corp., all acquired late in fiscal 2005. Sales and orders in fiscal 2006 also reflect significant divestments, primarily the Product Related Services (PRS) business at SBS and Dematic GmbH & Co. KG (Dematic), a distribution and industry logistics business held within Other Operations. Excluding the net effect of acquisitions and dispositions and currency translation effects, growth for Siemens worldwide on an organic basis was 8% in sales and 6% in orders. From a geographic perspective, international markets were the primary source of topline growth in fiscal 2006, including a 19% rise in sales and an 18% increase in orders. Sales and orders in Germany rose 4% and 1%, respectively, compared to the prior year.

On a continuing basis, operating and investing activities within Operations provided net cash of €623 million in fiscal 2006 compared to net cash used of €1.222 billion in fiscal 2005. Outflows for acquisitions and investments totaled approximately €2.4 billion, including approximately €1.3 billion to acquire DPC in the fourth quarter of fiscal 2006. Cash used for acquisitions and investments a year earlier totaled approximately €3.0 billion, primarily for the fiscal 2005 acquisitions mentioned above. While fiscal 2006 benefited from €1.127 billion in proceeds from the sale of Siemens' remaining shares in Infineon Technologies AG (Infineon), fiscal 2005 included €1.496 billion in cash used for supplemental contributions to Siemens pension plans. Both periods included significant cash used for net working capital associated with business growth. Severance payments at Com and SBS used €612 million in the current period, compared to €171 million a year earlier. Within Financing and Real Estate and Corporate Treasury activities, net cash from operating and investing activities was €116 million compared to a negative €267 million a year earlier. For Siemens on a continuing basis, net cash from operating and investing activities was €739 million in fiscal 2006 compared to net cash used of €1.489 billion a year earlier.

Operations in fiscal 2006

Information and Communications

Communications (Com)

			Year ended September 30,	
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	283	421	(33)%	
Group profit margin	2.2%	3.5%		
Sales	13,080	12,201	7%	4%
New orders	13,571	12,869	5%	2%

* Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.

Sales at Com rose 7% compared to fiscal 2005, to €13.080 billion, and orders were up 5%, at €13.571 billion. Group profit was €283 million compared to €421 million a year earlier, as severance charges increased to €393 million from €113 million a year earlier. This rise was partly offset by higher gains on sales of Juniper shares, which were €356 million compared to €208 million a year earlier. Profitability improved significantly in the carrier business, where sales rose to €9.819 billion from €8.867 billion a year earlier. In contrast, the enterprise business saw sales decline to €3.338 billion from €3.455 billion, and posted a larger loss than in the prior year. As part of its previously announced severance program, the enterprise business took the majority of the charges mentioned above.

Siemens Business Services (SBS)

			Year ended September 30,	
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	(549)	(690)	20%	
Group profit margin	(10.6)%	(12.8)%		
Sales	5,157	5,373	(4)%	2%
New orders	5,014	6,531	(23)%	(16)%

* Excluding currency translation effects of 1% on sales and orders, and portfolio effects of (7)% and (8)% on sales and orders, respectively.

SBS narrowed its loss year-over-year to €549 million, including €393 million in severance charges. For comparison, the prior year included a goodwill impairment of €262 million in the Operation Related Services (ORS) business and €228 million in severance charges, only partly offset by a €26 million gain on the sale of an investment. As part of its strategic reorientation, SBS divested its PRS business midway through the fiscal year.

Fiscal 2006 sales of €5.157 billion were consequently lower than the level a year earlier. Orders of €5.014 billion were also lower than the prior-year level, due to the PRS divestment as well as more selective order intake and a reduction in major orders year-over-year.

Automation and Control

Automation and Drives (A&D)

(€ in millions)	Year ended September 30, 2006	2005	% Change Actual	Adjusted*
Group profit	1,572	1,253	25%	
Group profit margin	12.2%	12.1%		
Sales	12,848	10,366	24%	9%
New orders	14,108	10,674	32%	13%

* Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 13% and 17% on sales and orders, respectively.

Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to present a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.

A&D delivered Group profit of €1.572 billion, up 25% compared to the prior year even as the Group made significant investments to build up distribution in major growth markets. Acquisitions made late in fiscal 2005 and early fiscal 2006 contributed to earnings growth for the year. Sales for fiscal 2006 overall rose 24%, to €12.848 billion, and orders climbed 32%, to €14.108 billion, as the Group added acquired volume to organic growth on a Group-wide basis. Demand was well distributed regionally, including topline growth in Asia-Pacific well above 50% year-over-year.

Industrial Solutions and Services (I&S)

(€ in millions)	Year ended September 30, 2006	2005	% Change Actual	Adjusted*
Group profit	289	167	73%	
Group profit margin	3.3%	2.6%		
Sales	8,819	6,307	40%	14%
New orders	9,025	7,189	26%	(2)%

* Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 24% and 26% on sales and orders, respectively.

Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis.

Group profit at I&S rose to €289 million, up 73% compared to the prior year, due primarily to the metallurgy business included in the VA Tech acquisition in the fourth quarter of fiscal 2005. Profitability improved in part due to sales channel synergy associated with the acquisition. Sales for the fiscal year rose 40%, to €8.819 billion, including double-digit organic growth, and orders were up 26%, at €9.025 billion. For comparison, the prior year included a particularly large order in the fourth quarter.

Siemens Building Technologies (SBT)

(€ in millions)	Year ended September 30, 2006	2005	% Change Actual	Adjusted*
Group profit	234	181	29%	
Group profit margin	4.9%	4.1%		
Sales	4,796	4,415	9%	7%
New orders	5,235	4,518	16%	13%

* Excluding currency translation effects of 1% and 2% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

In fiscal 2006, SBT continued to improve its profitability, posting a 29% increase in Group profit to €234 million. The Group's fire safety and security business contributed strongly to the increase in Group profit. Sales for the year rose 9% compared to the prior year, to €4.796 billion, and orders climbed 16% to €5.235 billion. All the Group's divisions contributed to business growth, including greater penetration of their installed base and success in services.

Power

Power Generation (PG)

			Year ended September 30,	
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	782	951	(18)%	
Group profit margin	7.8%	11.8%		
Sales	10,086	8,061	25%	19%
New orders	12,532	10,964	14%	5%

* Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 5% and 8% on sales and orders, respectively.

A combination of focused acquisitions and robust organic growth, particularly in the fossil power generation business, generated a 25% increase in sales year-over-year, to €10.086 billion. Orders of €12.532 billion were up 14% compared to fiscal 2005, including a very large power generation contract in the Middle East. The wind power business significantly increased its earnings and profit margin, and won two large U.S. contracts that nearly tripled orders year-over-year. The fossil power generation business saw a significant decline in earnings, due in part to the bankruptcy of a consortium partner and charges related to major projects. In addition, equity earnings from PG's stake in a European joint venture declined by €106 million and turned negative. These factors limited Group profit for PG overall to €782 million compared to €951 million a year earlier. While PG expects its earnings margin to return to the target range in fiscal 2007, the earnings volatility of equity investments could continue to affect the Group's profitability.

Power Transmission and Distribution (PTD)

			Year ended September 30,	
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	390	212	84%	
Group profit margin	6.0%	5.0%		
Sales	6,509	4,250	53%	27%
New orders	8,028	5,283	52%	29%

* Excluding currency translation effects of 3% and 4% on sales and orders, respectively, and portfolio effects of 23% and 19% on sales and orders, respectively.

In fiscal 2006, PTD recorded rapid growth in Group profit, sales and orders in a strong global market for secure, high-efficiency power transmission and distribution. Group profit rose 84%, to €390 million for the year, as PTD leveraged improved operating performance into a much larger revenue base resulting from its portion of the VA Tech acquisition. Sales rose 53%, to €6.509 billion, and orders increased 52%, to €8.028 billion, on a balance of Group-wide organic growth and acquired volume.

Transportation

Transportation Systems (TS)

			Year ended September 30,	
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	80	45	78%	
Group profit margin	1.8%	1.1%		
Sales	4,502	4,190	7%	5%
New orders	6,173	4,599	34%	32%

* Excluding currency translation effects of 1% on orders, and portfolio effects of 2% and 1% on sales and orders, respectively.

TS posted a solid increase in earnings in fiscal 2006, on improved project execution. Group profit of €80 million was up 78% year-over-year, and higher in all four quarters compared to corresponding periods of fiscal 2005. Broad-based growth increased sales for TS overall by 7%, to €4.502 billion. The Group's order backlog continued to rise on a 34% increase in orders, to €6.173 billion, including especially high order volume in the first quarter. Highlights for the full year include large contracts for trains in China, Russia (including a substantial maintenance contract), Spain and Austria.

Siemens VDO Automotive (SV)

	Year ended September 30,			
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	669	630	6%	
Group profit margin	6.7%	6.6%		
Sales	10,017	9,610	4%	1%
New orders	10,014	9,787	2%	(1)%

* Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.

In fiscal 2006, SV continued to invest in advanced solutions, such as for hybrid electric vehicles, advanced driver assistance systems (ADAS) and electronic wedge brakes, while increasing its competitiveness through cost-reduction programs. Group profit rose 6%, to €669 million, including both higher research and development (R&D) expenses and gains on divestments. Sales and orders rose to €10.017 billion and €10.014 billion, respectively.

Medical

Medical Solutions (Med)

	Year ended September 30,			
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	1,061	976	9%	
Group profit margin	12.9%	12.8%		
Sales	8,227	7,626	8%	5%
New orders	9,334	8,641	8%	6%

* Excluding currency translation effects of 2% and 1% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

Med was again a top earnings performer, with €1.061 billion in Group profit in fiscal 2006. Broad-based earnings increases in the Group's diagnostics imaging businesses more than offset increases in R&D investments compared to the prior year. CTI Molecular Imaging, Inc. (CTI), acquired in the third quarter of fiscal 2005, also contributed to earnings growth for the year. Sales and orders both rose 8% compared to a year earlier, to €8.227 billion and €9.334 billion, respectively.

In the fourth quarter of fiscal 2006 the Group acquired DPC, a leading provider of in-vitro clinical diagnostics. The purchase price for DPC, including cash acquired, was approximately €1.4 billion. The transaction closed at the end of July, two months before the end of Siemens' fiscal year. During fiscal 2006, Siemens also announced the acquisition of the Diagnostics division of Bayer AG, which is strongly positioned in the fast-growing field of immunodiagnostics. This transaction, with a purchase price of approximately €4.2 billion, has received regulatory approval and is expected to close in the first half of fiscal 2007. The two acquisitions substantially expand Med's total available market and bring the Group new capabilities that are highly complementary to its existing offerings.

Lighting

OSRAM

	Year ended September 30,			
			% Change	
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	481	465	3%	
Group profit margin	10.5%	10.8%		
Sales	4,563	4,300	6%	4%
New orders	4,563	4,300	6%	4%

* Excluding currency translation effects of 2% on sales and orders.

In fiscal 2006, Osram stepped up its commitment to its fastest-growing markets, including an expansion of sales efforts in Asia-Pacific, and increased up-front investments in innovative products. Group profit rose 3% to €481 million. Sales and orders rose 6%, to €4.563 billion, on regionally balanced growth.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group, such as joint ventures and equity investments. In fiscal 2006 (retroactively to fiscal 2005), Other Operations include Siemens' home and office communications products unit (SHC), which was carved out of Com, and Dematic, which was carved out of the former Logistics and Assembly Systems Group. Other Operations also include a portion of the VA Tech acquisition. In aggregate, sales from Other Operations were €4.828 billion compared to €4.220 billion in the prior year, with VA Tech accounting for much of the increase. Dematic was divested at a loss of €53 million in the fourth quarter. Group profit from Other Operations was a negative €36 million compared to a positive €76 million a year earlier. Equity investments were the main earnings contributors in both the current and prior year, and Dematic reduced its negative result year-over-year despite the loss on the sale. SHC posted a loss compared to positive earnings in fiscal 2005.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €1.248 billion in fiscal 2006 compared to a negative €1.072 billion in fiscal 2005. Corporate items were a negative €616 million in fiscal 2006 compared to a negative €537 million a year earlier. Within Corporate items, a significant investment in information technology was the major factor in higher central costs in fiscal 2006 compared to the prior year. Corporate items benefited in fiscal 2006 from the sale of an investment and settlement of an arbitration proceeding, while gains on sales of shares in Infineon and Epcos AG were partly offset by an impairment on shares in BenQ Corporation. Centrally carried pension expense increased to €598 million from €519 million a year earlier primarily due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended September 30,		
(€ in millions)	2006	2005	% Change
Income before income taxes	307	319	(4)%
Total assets	10,522	10,148	4%

Income before income taxes at SFS was €307 million in fiscal 2006 compared to €319 million a year earlier. While both periods included a special dividend related to an investment, the prior year also benefited from gains on the sale of an investment and the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). Total assets at the end of fiscal 2006 were 4% higher than at the end of the prior year due to expansion of the leasing business.

Siemens Real Estate (SRE)

	Year ended September 30,		
(€ in millions)	2006	2005	% Change
Income before income taxes	122	144	(15)%
Sales	1,705	1,621	5%
Total assets	3,234	3,496	(7)%

Income before income taxes at SRE was €122 million in fiscal 2006, compared to €144 million a year earlier. While gains on sales of real estate increased year-over-year, SRE's results for the year were influenced by higher costs for development projects and vacancy, as well as lower rental income. Total assets declined 7% primarily due to real estate disposals.

Eliminations, reclassifications and Corporate Treasury

Income before taxes from eliminations, reclassifications and Corporate Treasury was €289 million compared to €298 million a year earlier. The difference was mainly due to negative effects from derivative activities not qualifying for hedge accounting at Corporate Treasury, which more than offset increased interest income from intra-company financing.

Income statement highlights in fiscal 2006

Net income improved to €3.033 billion in fiscal 2006. For comparison, net income of €2.248 billion a year earlier included a loss of €810 million on Siemens' discontinued mobile devices business. Income from continuing operations in fiscal 2006 was €3.087 billion, up 1% from €3.058 billion a year earlier. Gross profit increased 10% year-over-year, as a majority of the Groups in Operations increased their earnings. Gross profit margin declined to 26.9% from 28.2% in fiscal 2005, including higher severance charges year-over-year at Com and SBS and lower gross profit at PG due to charges in the project business. R&D expenses increased to €5.024 billion from €4.511 billion a year earlier, particularly including higher outlays at Med and A&D. Due to the significant increase of sales, however, R&D expenses as a percentage of sales declined to 5.8% from 6.0% a year earlier. Marketing, selling and administrative expenses rose to €15.470 billion from €13.684 billion a year ago but decreased as a percentage of sales to 17.7% from 18.1% in the prior year.

Other operating income (expense), net was €205 million in fiscal 2006 compared to a negative €9 million in fiscal 2005. The prior year included the €262 million goodwill impairment at SBS. The current period included a positive effect of €70 million from the settlement of an arbitration proceeding, which more than offset the loss of €53 million on the Dematic sale. Income from investments in other companies increased to €647 million from €584 million, mainly due to higher gains from sales of investments in fiscal 2006.

Order and sales trends for fiscal 2006

Orders in fiscal 2006 were €96.259 billion, a 15% increase from €83.791 billion in the prior year. Sales of €87.325 billion were up 16% from €75.445 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions (on an organic basis), orders climbed 6% and sales rose 8%. Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders rose 18% year-over-year, to €79.736 billion and international sales increased 19%, to €71.080 billion. In Germany, orders rose 1% and sales increased 4% year-over-year, to €16.523 billion and €16.245 billion, respectively, primarily due to acquisitions between the periods under review.

Internationally, the fastest growth on a regional basis came in the Middle East/Africa/CIS, where orders rose 35%, to €10.910 billion, and sales climbed 33%, to €8.191 billion. Asia-Pacific orders grew 26%, to €15.058 billion, and sales increased 28%, to €12.871 billion. India led the major economies in this region, with orders surging 67%, to €1.962 billion, and sales climbing 47% to €1.202 billion. China continued to grow rapidly as well, from a larger base. Thus orders of €5.089 billion were up 23% year-over-year, and sales of €4.438 billion were 39% higher than in the prior year. In the Americas, orders and sales grew by 16% and 20%, respectively, benefiting from strong portfolio and currency translation effects. Within this trend, the U.S. posted orders of €18.509 billion and sales of €17.388 billion, for increases of 17% and 18%, respectively. In Europe outside Germany, orders and sales each rose 11%, to €29.117 billion and €27.105 billion, respectively, primarily due to acquisitions.

Liquidity for fiscal 2006

Net cash provided by operating and investing activities was €367 million in fiscal 2006, including cash outflows for discontinued operations of €372 million. In fiscal 2005, net cash used by operating and investing activities was €2.703 billion, including cash outflows for discontinued operations of €1.214 billion. On a continuing basis, operating and investing activities provided net cash of €739 million in fiscal 2006 compared to net cash used of €1.489 billion in fiscal 2005.

Continuing operations	Operations		SFS, SRE and Corporate Treasury*		Siemens	
	Year ended September 30,					
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):						
Operating activities	3,738	3,565	1,436	652	5,174	4,217
Investing activities	(3,115)	(4,787)	(1,320)	(919)	(4,435)	(5,706)
Net cash provided by (used in) operating and investing activities	**623**	**(1,222)**	**116**	**(267)**	**739**	**(1,489)**

* Also includes eliminations and reclassifications.

Within Operations, net cash provided in operating activities was €3.738 billion in fiscal 2006 compared to €3.565 billion in fiscal 2005. The current period included higher cash payouts for severance at Com and SBS, totaling €612 million compared to €171 million a year earlier, while the prior-year period included €1.495 billion in supplemental cash contributions to Siemens pension plans. Net working capital within Operations increased by approximately €1.4 billion compared to approximately €0.3 billion a year earlier. The increase year-over-year was primarily driven by volume growth, along with improved net working capital turns at the majority of the Groups. Within Financing and Real Estate and Corporate Treasury, net cash provided by operating activities was €1.436 billion, up from €652 million a year earlier on higher proceeds from foreign currency derivatives.

Operations used net cash in investing activities of €3.115 billion in fiscal 2006, compared to €4.787 billion a year earlier. Outflows for acquisitions and investments totaled approximately €2.4 billion, including approximately €1.3 billion, net of cash acquired, for DPC. Cash used for acquisitions and investments a year earlier totaled approximately €3.0 billion, primarily for the fiscal 2005 acquisitions of VA Tech, Flender and CTI. Investing activities in the current period included €1.127 billion in net proceeds from the Infineon share sale. Within Financing and Real Estate and Corporate Treasury, net cash used in investing activities rose year-over-year primarily on a higher net investment in marketable securities.

To finance business growth, Siemens in the fourth quarter of fiscal 2006 issued U.S. dollar-denominated bonds in the amount of $5.0 billion (€3.9 billion), and euro- and British pound-denominated hybrid bonds in the amounts of €900 million and £750 million (€1.1 billion), respectively.

Funding status of pension plans

The funding status of Siemens' principal pension plans on September 30, 2006, was an underfunding of approximately €2.7 billion compared to an underfunding of approximately €3.5 billion at the end of the prior fiscal year. The return on plan assets during fiscal 2006 was 6.6%, level to the expected return of 6.7%. A slight increase in the discount rate assumption at September 30, 2006, reduced Siemens' projected benefit obligation.

Economic Value Added

Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed of the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

Subsequent Events

During the first quarter of fiscal 2007, Siemens decided to provide funds for job placement companies for employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG and for Inservio GmbH, with a corresponding impact on the Company's income in fiscal 2007.

On November 15, 2006, Munich public prosecutors conducted searches of Company premises and private homes in Munich and Erlangen, Germany as well as in Austria, during which a large volume of documents and electronic data were confiscated. These actions were taken in connection with investigations of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. For further information on this subject and on associated risks, please refer to our Annual Report as well as to our Form 20-F, which are available on the Siemens website www.siemens.com and on the SEC's website www.sec.gov.

This Short Report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens' filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The financial information presented on the following pages is extracted from our audited Consolidated Financial Statements included in the Siemens Annual Report for the year ended September 30, 2006. KPMG Deutsche Treuhand-Gesellschaft has audited our annual Consolidated Financial Statements as of and for the years ended September 30, 2006 and 2005 and issued an unqualified opinion. Siemens' 2006 Annual Report and Form 20-F including these Consolidated Financial Statements with the related auditors' report are available on our website at www.siemens.com.

Siemens is registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin-Charlottenburg, Germany, under the entry number 12300 and in Munich, Germany, under the entry number 6684. The Consolidated Financial Statements and Management's Discussion and Analysis as of September 30, 2006, prepared in accordance with Section 57 and 58 of the EGHGB in conjunction with §292a of the HGB (in the version effective until December 9, 2004), will be filed with these Commercial Registers and published in the Federal Gazette (Bundesanzeiger).

Consolidated Statements of Income

For the fiscal years ended September 30, 2006 and 2005
(in millions of €, per share amounts in €)

	Siemens	
	2006	2005
Net sales	87,325	75,445
Cost of sales	(63,812)	(54,146)
Gross profit on sales	23,513	21,299
Research and development expenses	(5,024)	(4,511)
Marketing, selling and general administrative expenses	(15,470)	(13,684)
Other operating income (expense), net	205	(9)
Income from investments in other companies, net	647	584
Income (expense) from financial assets and marketable securities, net	337	297
Interest expense of Operations, net	(39)	(32)
Other interest income (expense), net	202	241
Income from continuing operations before income taxes	4,371	4,185
Income taxes[1]	(1,078)	(979)
Minority interest	(206)	(148)
Income from continuing operations	3,087	3,058
Income (loss) from discontinued operations, net of income taxes	(54)	(810)
Net income	3,033	2,248
Basic earnings per share		
Income from continuing operations	3.47	3.43
Loss from discontinued operations	(0.07)	(0.91)
Net income	3.40	2.52
Diluted earnings per share		
Income from continuing operations	3.31	3.29
Loss from discontinued operations	(0.05)	(0.87)
Net income	3.26	2.42

[1] The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

	Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
	2006	2005	2006	2005	2006	2005
	(1,858)	(1,677)	86,843	74,969	2,340	2,153
	1,858	1,677	(63,703)	(54,027)	(1,967)	(1,796)
	–	–	23,140	20,942	373	357
	–	–	(5,024)	(4,511)	–	–
	(3)	(1)	(15,123)	(13,395)	(344)	(288)
	(78)	(87)	116	(136)	167	214
	–	–	538	492	109	92
	(50)	92	400	255	(13)	(50)
	–	–	(39)	(32)	–	–
	420	294	(355)	(191)	137	138
	289	298	3,653	3,424	429	463
	(71)	(70)	(901)	(801)	(106)	(108)
	–	–	(206)	(148)	–	–
	218	228	2,546	2,475	323	355
	–	–	(45)	(814)	(9)	4
	218	228	2,501	1,661	314	359

Consolidated Balance Sheet

As of September 30, 2006 and 2005
(in millions of €)

	Siemens	
	9/30/06	9/30/05
Assets		
Current assets		
Cash and cash equivalents	10,214	8,121
Marketable securities	596	1,789
Accounts receivable, net	15,149	17,122
Intracompany receivables	–	–
Inventories, net	12,790	12,812
Deferred income taxes	1,468	1,484
Assets held for disposal	7,189	245
Other current assets	4,205	5,230
Total current assets	51,611	46,803
Long-term investments	3,922	3,768
Goodwill	9,776	8,930
Other intangible assets, net	3,243	3,107
Property, plant and equipment, net	12,072	12,012
Deferred income taxes	4,983	6,233
Other assets	5,366	5,264
Other intracompany receivables	–	–
Total assets	90,973	86,117

Liabilities and shareholders' equity		
Current liabilities		
Short-term debt and current maturities of long-term debt	2,175	3,999
Accounts payable	8,444	10,171
Intracompany liabilities	–	–
Accrued liabilities	9,126	10,176
Deferred income taxes	516	1,938
Liabilities held for disposal	5,545	289
Other current liabilities	13,151	13,058
Total current liabilities	38,957	39,631
Long-term debt	13,399	8,436
Pension plans and similar commitments	4,101	4,917
Deferred income taxes	450	427
Other accruals and provisions	4,058	5,028
Other intracompany liabilities	–	–
	60,965	58,439
Minority interests	702	656
Shareholders' equity		
Common stock, no par value Authorized: 1,116,087,241 and 1,113,295,461 shares, respectively Issued: 891,087,241 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,175	5,167
Retained earnings	28,320	26,488
Accumulated other comprehensive income (loss)	(6,862)	(7,305)
Treasury stock, at cost 415 and 9,004 shares, respectively	–	(1)
Total shareholders' equity	29,306	27,022
Total liabilities and shareholders' equity	90,973	86,117

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
9/30/06	9/30/05	9/30/06	9/30/05	9/30/06	9/30/05
9,072	6,603	1,109	1,471	33	47
417	–	159	1,772	20	17
–	(6)	10,886	12,758	4,263	4,370
(15,736)	(15,489)	15,680	15,362	56	127
(2)	(4)	12,735	12,744	57	72
(45)	(178)	1,486	1,580	27	82
(21)	–	7,205	245	5	–
286	506	2,893	3,746	1,026	978
(6,029)	(8,568)	52,153	49,678	5,487	5,693
–	–	3,601	3,463	321	305
–	–	9,644	8,799	132	131
–	–	3,227	3,092	16	15
–	–	8,310	8,217	3,762	3,795
1,197	1,541	3,695	4,655	91	37
246	106	1,634	1,836	3,486	3,322
(1,283)	(1,632)	1,283	1,626	–	6
(5,869)	(8,553)	83,547	81,366	13,295	13,304
1,429	3,049	534	564	212	386
27	(1)	8,142	9,965	275	207
(16,542)	(15,998)	10,136	9,134	6,406	6,864
148	115	8,816	9,905	162	156
(363)	(475)	618	2,203	261	210
(16)	–	5,561	289	–	–
462	222	12,396	12,559	293	277
(14,855)	(13,088)	46,203	44,619	7,609	8,100
12,224	6,937	743	978	432	521
–	–	4,099	4,917	2	–
151	(26)	185	274	114	179
65	91	3,650	4,519	343	418
(3,454)	(2,467)	710	284	2,744	2,183
(5,869)	(8,553)	55,590	55,591	11,244	11,401
–	–	702	656	–	–
–	–	27,255	25,119	2,051	1,903
(5,869)	(8,553)	83,547	81,366	13,295	13,304

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	Siemens	
	2006	2005
Cash flows from operating activities		
Net income	3,033	2,248
Adjustments to reconcile net income to cash provided		
Minority interest	213	158
Amortization, depreciation and impairments	3,012	3,426
Deferred taxes	(378)	(628)
Losses (gains) on sales and disposals of businesses and real estate, net	(77)	(226)
(Gains) on sales of investments, net	(188)	(49)
(Gains) on sales and impairments of marketable securities, net	(382)	(239)
(Income) loss from equity investees, net of dividends received	(160)	(277)
Change in current assets and liabilities		
(Increase) decrease in inventories, net	(2,313)	(717)
(Increase) decrease in accounts receivable, net	(881)	27
Increase (decrease) in outstanding balance of receivables sold	(153)	(7)
(Increase) decrease in other current assets	466	248
Increase (decrease) in accounts payable	259	89
Increase (decrease) in accrued liabilities	85	(144)
Increase (decrease) in other current liabilities	1,758	39
Supplemental contributions to pension trusts	–	(1,496)
Change in other assets and liabilities	687	669
Net cash provided by (used in) operating activities – continuing and discontinued operations	4,981	3,121
Net cash provided by (used in) operating activities – continuing operations	**5,174**	**4,217**
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(3,970)	(3,544)
Acquisitions, net of cash acquired	(2,055)	(2,450)
Purchases of investments	(389)	(652)
Purchases of marketable securities	(1,489)	(34)
(Increase) decrease in receivables from financing activities	(469)	(511)
Increase (decrease) in outstanding balance of receivables sold by SFS	–	–
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,317	977
Proceeds from sales and dispositions of businesses	(260)	34
Proceeds from sales of marketable securities	2,701	356
Net cash provided by (used in) investing activities – continuing and discontinued operations	(4,614)	(5,824)
Net cash provided by (used in) investing activities – continuing operations	**(4,435)**	**(5,706)**
Cash flows from financing activities		
Purchase of common stock	(421)	(219)
Proceeds from re-issuance of treasury stock	313	173
Proceeds from issuance of debt	6,701	–
Repayment of debt	(1,710)	(848)
Change in short-term debt	(1,762)	711
Dividends paid	(1,201)	(1,112)
Dividends paid to minority shareholders	(118)	(108)
Intracompany financing	–	–
Net cash provided by (used in) financing activities	1,802	(1,403)
Effect of exchange rates on cash and cash equivalents	(76)	37
Net increase (decrease) in cash and cash equivalents	2,093	(4,069)
Cash and cash equivalents at beginning of period	8,121	12,190
Cash and cash equivalents at end of period	10,214	8,121
Supplemental disclosure of cash paid for:		
Interest	596	441
Income taxes	1,191	1,093

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2006	2005	2006	2005	2006	2005
218	228	2,501	1,661	314	359
–	–	213	158	–	–
–	–	2,570	3,001	442	425
(23)	(5)	(315)	(614)	(40)	(9)
–	–	18	(98)	(95)	(128)
–	–	(175)	(49)	(13)	–
–	–	(382)	(239)	–	–
–	–	(133)	(263)	(27)	(14)
(2)	–	(2,321)	(709)	10	(8)
120	148	(1,049)	(143)	48	22
(80)	(28)	(73)	21	–	–
214	113	244	140	8	(5)
15	(1)	180	103	64	(13)
55	(39)	8	(39)	22	(66)
340	(332)	1,439	321	(21)	50
–	–	–	(1,496)	–	–
(76)	(47)	820	709	(57)	7
781	37	3,545	2,464	655	620
781	**37**	**3,738**	**3,565**	**655**	**615**
–	–	(3,202)	(2,871)	(768)	(673)
–	–	(2,052)	(2,369)	(3)	(81)
–	–	(369)	(631)	(20)	(21)
(1,409)	(12)	(72)	(8)	(8)	(14)
(150)	(81)	–	–	(319)	(430)
80	28	–	–	(80)	(28)
–	–	952	641	365	336
–	–	(260)	12	–	22
986	20	1,709	321	6	15
(493)	(45)	(3,294)	(4,905)	(827)	(874)
(493)	**(45)**	**(3,115)**	**(4,787)**	**(827)**	**(874)**
–	–	(421)	(219)	–	–
–	–	313	173	–	–
6,701	–	–	–	–	–
(1,600)	(596)	(49)	(231)	(61)	(21)
(1,244)	1,065	(419)	(270)	(99)	(84)
–	–	(1,201)	(1,112)	–	–
–	–	(118)	(108)	–	–
(1,654)	(5,112)	1,335	4,738	319	374
2,203	(4,643)	(560)	2,971	159	269
(22)	3	(53)	33	(1)	1
2,469	(4,648)	(362)	563	(14)	16
6,603	11,251	1,471	908	47	31
9,072	6,603	1,109	1,471	33	47

Consolidated Statements of Changes in Shareholders' Equity

For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2004	2,673	5,121	25,352
Net income	–	–	2,248
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	2,248
Dividends paid	–	–	(1,112)
Issuance of common stock and stock-based compensation	–	60	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(14)	–
Balance at September 30, 2005	**2,673**	**5,167**	**26,488**
Net income	–	–	3,033
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	3,033
Dividends paid	–	–	(1,201)
Issuance of common stock and stock-based compensation	–	44	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(36)	–
Balance at September 30, 2006	**2,673**	**5,175**	**28,320**

Accumulated other comprehensive income (loss)						
Cumulative translation adjustment	Available-for-sale securities	Derivative instruments	Minimum pension liability	Total AOCI	Treasury shares at cost	Total
(1,076)	160	55	(5,525)	(6,386)	–	26,760
–	–	–	–	–	–	2,248
483	–	–	–	483	–	483
–	(13)	(14[illegible])	(1,245)	(1,402)	–	(1,402)
483	(13)	(14[illegible])	(1,245)	(919)	–	1,329
–	–	–	–	–	–	(1,112)
–	–	–	–	–	–	60
–	–	–	–	–	(219)	(219)
–	–	–	–	–	218	204
(593)	147	(8[illegible])	(6,770)	(7,305)	(1)	27,022
–	–	–	–	–	–	3,033
(330)	–	–	–	(330)	–	(330)
–	(218)	58	933	773	–	773
(330)	(218)	58	933	443	–	3,476
–	–	–	–	–	–	(1,201)
–	–	–	–	–	–	44
–	–	–	–	–	(421)	(421)
–	–	–	–	–	422	386
(923)	(71)	(31)	(5,837)	(6,862)	–	29,306

Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2006 and 2005
(in millions of €)

	New orders (unaudited)		External sales		Intersegment sales		Total sales	
	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups								
Communications (Com)[5]	13,571	12,869	12,752	11,901	328	300	13,080	12,201
Siemens Business Services (SBS)	5,014	6,531	3,667	3,964	1,490	1,409	5,157	5,373
Automation and Drives (A&D)[6]	14,108	10,674	11,285	9,018	1,563	1,348	12,848	10,366
Industrial Solutions and Services (I&S)[6]	9,025	7,189	7,752	5,255	1,067	1,052	8,819	6,307
Siemens Building Technologies (SBT)	5,235	4,518	4,670	4,301	126	114	4,796	4,415
Power Generation (PG)	12,532	10,964	10,068	8,042	18	19	10,086	8,061
Power Transmission and Distribution (PTD)	8,028	5,283	6,025	3,930	484	320	6,509	4,250
Transportation Systems (TS)	6,173	4,599	4,434	4,146	68	44	4,502	4,190
Siemens VDO Automotive (SV)	10,014	9,787	10,003	9,591	14	19	10,017	9,610
Medical Solutions (Med)	9,334	8,641	8,163	7,577	64	49	8,227	7,626
Osram	4,563	4,300	4,487	4,222	76	78	4,563	4,300
Other Operations[5][6][7]	4,964	4,325	3,129	2,692	1,699	1,528	4,828	4,220
Total Operations Groups	**102,561**	**89,680**	**86,435**	**74,639**	**6,997**	**6,280**	**93,432**	**80,919**
Reconciliation to financial statements								
Corporate items, pensions and eliminations	(6,837)	(6,421)	87	77	(6,676)	(6,027)	(6,589)	(5,950)
Other interest expense	–	–	–	–	–	–	–	–
Other assets related and miscellaneous reconciling items	–	–	–	–	–	–	–	–
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	**95,724**	**83,259**	**86,522**	**74,716**	**321**	**253**	**86,843**	**74,969**
Financing and Real Estate Groups								
Siemens Financial Services (SFS)	645	542	548	464	97	78	645	542
Siemens Real Estate (SRE)	1,705	1,621	255	265	1,450	1,356	1,705	1,621
Eliminations	(10)	(10)	–	–	(10)	(10)	(10)	(10)
Total Financing and Real Estate	**2,340**	**2,153**	**803**	**729**	**1,537**	**1,424**	**2,340**	**2,153**
Eliminations, reclassifications and Corporate Treasury	**(1,805)**	**(1,621)**	**–**	**–**	**(1,858)**	**(1,677)**	**(1,858)**	**(1,677)**
Siemens	**96,259**	**83,791**	**87,325**	**75,445**	**–**	**–**	**87,325**	**75,445**

[1] Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

[2] Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

[3] Intangible assets, property, plant and equipment, acquisitions, and investments.

[4] Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

[5] Com's division Siemens Home and Office Communication Devices was reclassified to *Other Operations* in fiscal 2006. Prior year information was reclassified for comparability purposes.

[6] The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to *Other Operations*.

[7] *Other Operations* primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

[8] Includes (for *Eliminations* within **Financing and Real Estate** consists of) cash paid for income taxes according to the allocation of income taxes to **Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury** in the Consolidated Statements of Income.

Group profit[1]		Net capital employed[2]		Net cash from operating and investing activities		Capital spending[3]		Amortization, depreciation and impairments[4]	
2006	2005	9/30/06	9/30/05	2006	2005	2006	2005	2006	2005
283	421	1,357	1,799	355	621	388	479	280	386
(549)	(690)	458	296	(681)	(258)	284	340	290	516
1,572	1,253	4,249	3,691	1,041	404	651	1,199	279	255
289	167	1,640	1,775	177	474	252	70	132	107
234	181	1,834	1,453	(113)	122	232	149	103	104
782	951	2,942	2,625	336	239	603	556	215	196
390	212	2,142	1,869	142	19	189	161	118	84
80	45	649	584	13	(551)	150	185	56	57
669	630	4,190	3,823	439	341	487	623	415	427
1,061	976	5,336	3,685	(392)	396	1,653	1,025	242	229
481	465	2,056	2,065	414	464	353	307	257	261
(36)	76	1,943	1,692	(133)	268	205	172	134	241
5,256	**4,687**	**28,796**	**25,357**	**1,598**	**2,539**	**5,447**	**5,266**	**2,521**	**2,863**
(1,248)	(1,072)	(3,983)	(3,690)	(975)[8]	(3,761)[8]	171	470	44	29
(355)	(191)	–	–	–	–	–	–	–	–
–	–	58,734	59,699	–	–	–	–	–	–
3,653	**3,424**	**83,547**	**81,366**	**623**	**(1,222)**	**5,618**	**5,736**	**2,565**	**2,892**
Income before income taxes		Total assets							
307	319	10,522	10,148	(219)	(344)	521	563	250	221
122	144	3,234	3,496	187	202	270	212	192	203
–	–	(461)	(340)	(140)[8]	(117)[8]	–	–	–	–
429	**463**	**13,295**	**13,304**	**(172)**	**(259)**	**791**	**775**	**442**	**424**
289	**298**	**(5,869)**	**(8,553)**	**288[8]**	**(8)[8]**	**–**	**–**	**–**	**–**
4,371	**4,185**	**90,973**	**86,117**	**739**	**(1,489)**	**6,409**	**6,511**	**3,007**	**3,316**

Five-year summary

Sales and earnings (in millions of euros)	2006	2005	2004	2003	2002[1]
Net sales	87,325	75,445	70,237	69,775	84,016
Gross profit on sales	23,513	21,299	20,128	19,836	23,206
Income from continuing operations	3,087	3,058	3,450	2,355	
Net income	3,033	2,248	3,405	2,445	2,597

Assets, liabilities and shareholders' equity (in millions of euros)	2006	2005	2004	2003	2002[1]
Current assets	51,611	46,803	45,946	43,489	44,062
Current liabilities	38,957	39,631	33,379	32,028	34,712
Debt	15,574	12,435	11,219	13,178	12,346
Long-term debt	13,399	8,436	9,785	11,433	10,243
Net debt[2]	(4,764)	(2,525)	2,357	(379)	(751)
Pension plans and similar commitments	4,101	4,917	4,392	5,843	5,326
Shareholders' equity	29,306	27,022	26,760	23,620	23,465
as a percentage of total assets	32	31	34	30	30
Total assets	90,973	86,117	79,430	77,517	77,890

Cash flows (in millions of euros)	2006	2005	2004	2003	2002[1]
Net cash provided by operating activities	5,174	4,217	4,704	5,419	5,564
Amortization, depreciation and impairments	3,007	3,316	3,248	3,230	4,126
Net cash used in investing activities	(4,435)	(5,706)	(1,689)	(3,848)	(810)
Capital spending[3]	(6,409)	(6,511)	(4,481)	(4,544)	(8,013)
Net cash provided by (used in) financing activities	1,802	(1,403)	(3,108)	(487)	(859)
Net increase (decrease) in cash and cash equivalents	2,093	(4,069)	41	953	3,394

Employees – continuing operations	2006	2005	2004	2003	2002[1]
Employees[4] (September 30, in thousands)	475	461	424	411	426
Employee costs (in millions of euros)	29,396	26,646	25,096	25,434	27,195

[1] Amounts for 2002 are not adjusted for discontinued operations (see Note 3 for further information on discontinued operations). Accordingly, amounts for 2002 are not directly comparable with the Company's fiscal data for 2006, 2005, 2004 and 2003.
[2] Net debt includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, Marketable securities, Short-term debt and current maturities of long-term debt and Long-term debt.
[3] Intangible assets, property, plant and equipment, acquisitions, and investments.
[4] Without temporary student workers and trainees.
[5] EVA for fiscal 2006, 2005 and 2004 has been calculated according to the assumptions used in fiscal 2006.
[6] Amounts for 2003 are not adjusted for discontinued operations.
[7] To be proposed at the Annual Shareholders' Meeting.
[8] XETRA closing prices, Frankfurt.
[9] Based on shares outstanding.
For detailed information see Annual Report.

Key capital market data (in euros, unless otherwise indicated)	2006	2005	2004	2003	2002[1]
EVA (in millions of euros)	1,324	1,311	1,720[5]	449[6]	617
Earnings per share from continuing operations	3.47	3.43	3.87	2.65	2.92
Diluted earnings per share from continuing operations	3.31	3.29	3.71	2.61	2.92
Dividend per share	1.45[7]	1.35	1.25	1.10	1.00
Siemens stock price[8]					
High	79.77	66.18	68.30	58.32	78.52
Low	60.08	56.20	52.02	32.05	34.00
Year-end (September 30)	68.80	64.10	59.21	51.14	34.00
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	– 9.80	– 19.10	– 1.59	+ 36.34	+ 18.25
Compared to Dow Jones STOXX index	– 8.46	– 17.85	+ 0.17	+ 44.81	+ 7.87
Number of shares (in millions)	891	891	891	891	890
Market capitalization at period-end (in millions of euros)[9]	61,307	57,118	52,761	45,559	30,271
Credit rating of long-term debt					
Standard & Poor's	AA–	AA–	AA–	AA–	AA–
Moody's	Aa3	Aa3	Aa3	Aa3	Aa3

Quarterly data (in millions of euros)	2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	87,325	23,923	21,173	21,510	20,719
Net income	3,033	541	792	887	813

Quarterly data (in millions of euros)	2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	75,445	22,106	18,583	17,726	17,030
Net income	2,248	77	389	781	1,001

Siemens AG – Statement of income and balance sheet*
(condensed version) (in billions of euros)

Years ended September 30	2006	2005
Net sales	30.9	30.2
Cost of sales	(23.1)	(21.7)
Gross profit on sales	7.8	8.5
Other functional costs	(9.2)	(8.8)
Other income and expense, net	1.5	1.9
Income before income taxes	0.1	1.6
Income taxes	1.3	(0.1)
Net income	1.4	1.5
Profit available for distribution	1.3	1.2

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2006	2005
Property, plant equipment	2.3	1.5
Investments	35.6	41.1
Non-current	37.9	42.6
Inventories	0.1	–
Receivables and prepaid expense	18.3	15.0
Marketable securities, liquid assets	8.2	6.0
Total assets	64.5	63.6
Shareholders' equity	16.4	16.1
Accrued liabilities and special reserves	15.5	18.1
Debt	0.3	0.2
Other liabilities	32.3	29.2
Total shareholders' equity and liabilities	64.5	63.6

Corporate Structure

Managing Board of Siemens AG[1]

Corporate Executive Committee

Klaus Kleinfeld, President and Chief Executive Officer
Head of CD
Special responsibilities: CC, GA

Joe Kaeser
Head of CF
Special responsibility: SFS

Jürgen Radomski
Head of CP
Special responsibilities: Med, OSRAM, MCP

Johannes Feldmayer
Special responsibilities: SBS, SBT, SRE, CIO, CSP, GSS, Europe

Rudi Lamprecht
Special responsibilities: BSH[2], FSC[2], Africa, Middle East, C.I.S.

Hermann Requardt
Head of CT
Special responsibilities: SV, Japan

Uriel J. Sharef
Special responsibilities: PG, PT
Americas

Corporate Departments

Corporate Development (CD)
Klaus Kleinfeld
Reinhart Bubendorfer
Herbert Figge
Thomas Frischmuth
Horst-J. Kayser

Corporate Finance (CF)
Joe Kaeser
Dominik Asam
Paul Hobeck
Ralf P. Thomas

Corporate Personnel (CP)
Jürgen Radomski
Günther G. Goth
Albrecht Schäfer

Corporate Technology (CT)
Hermann Requardt
Reinhold Achatz
Winfried Büttner

Operations

Automation and Control

Automation and Drives (A&D)
Helmut Gierse
Hannes Apitzsch
Peter Drexel
Anton S. Huber

Industrial Solutions and Services (I&S)
Joergen Ole Haslestad
Bernd Euler
Hans-Jörg Grundmann
Joachim Möller

Siemens Building Technologies[3] (SBT)
Heinrich Hiesinger
Johannes Milde
Rolf Renz

Power

Power Generation (PG)
Klaus Voges
Ralf Guntermann
Michael Süß
Randy H. Zwirn

Power Transmission and Distribution (PTD)
Udo Niehage
Pamela Knapp
Christian Urbanke

Transportation

Transportation Systems (TS)
Hans M. Schabert
Alfred Frank
Jörn F. Sens
Friedrich Smaxwil

Siemens VDO Automotive (SV)
Wolfgang Dehen
Klaus Egger
Helmut Matschi
Reinhard Pinzer

Medical

Medical Solutions (Med)
Erich R. Reinhardt
Thomas Miller
Siegried Russwurm
Klaus Stegemann

Regional organization
Regional Organization Germany (RD), Regional Companies, Representative Offices, Agencies

[1] See also pages 16–17.
[2] Affiliates: BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers (Holding) BV
[3] Company unit in Siemens Schweiz AG
[4] Suspended since November 23, 2006

us Wucherer
cial responsibilities: A&D, I&S, TS,
a, Australia

Eduardo Montes
Head of Com

Erich R. Reinhardt
Head of Med

Corporate Centers

Corporate Communications (CC)
Janos Gönczöl

Corporate Information Office (CIO)
Volkhart P. Matthäus

Corporate Supply Chain and Procurement (CSP)
Bernd Regendantz

Global Government Affairs (GA)
Harald Braun

Global Shared Services (GSS)
Denice Kronau

Management Consulting Personnel (MCP)
Hans-Jürgen Schloß

ormation and Communications

mens Business Services bH & Co. OHG (SBS)
ristoph Kollatz
gen Frischmuth
chael Schulz-Drost

mmunications m)
uardo Montes
dreas Bernhardt
orsten Heins
l-Heinz Seibert

Lighting

OSRAM GmbH
Martin Goetzeler
Kurt Gerl
Johannes Närger
Claus Regitz

Financing and Real Estate

Siemens Financial Services GmbH (SFS)
Herbert Lohneiß
Peter Moritz
Johannes Schmidt
Mike Treanor

Siemens Real Estate (SRE)
Michael Kutschenreuter[4]

As of October 1, 2006

Siemens financial calendar*

First-quarter financial report	Jan. 25, 2007
Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.	Jan. 25, 2007
Ex-dividend date	Jan. 26, 2007
Second-quarter financial report and Semiannual Press Conference	Apr. 26, 2007
Third-quarter financial report	July 26, 2007
Preliminary figures for fiscal year / Press conference	Nov. 8, 2007
Annual Shareholders' Meeting for fiscal 2007	Jan. 24, 2008

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar.

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BEK GmbH
Nordweg 6
D-75245 Neulingen
GERMANY



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Please fill out the attached card completely and legibly. Copies will be sent to the address as provided.

Please use the attached card to order copies of the unabridged version of the Annual Report:

- **Annual Report 2006**
- **Geschäftsbericht 2006**
- **Rapport annuel 2006**
- **Memoria del ejercicio 2006**

Siemens employees may also obtain additional copies from LZF, Fürth-Bislohe, Germany:

Intranet	http://c4bs.spls.de/
Telefax	+49 911 654-4271
English	Order no. A19100-F-V70-X-7600
German	Order no. A19100-F-V70
French	Order no. A19100-F-V70-X-7700
Spanish	Order no. A19100-F-V70-X-7800

Employees should include mailing address and complete company unit designation (Org-ID) when ordering.

Please specify

Unabridged versions

- [ ] Annual Report 2006 (English)
- [ ] Geschäftsbericht 2006 (German)
- [ ] Rapport annuel 2006 (French)
- [ ] Memoria del ejercicio 2006 (Spanish)

Address
Siemens AG
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany

www.siemens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 22, 2006



By:
Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller



By:
Name: Dr. Klaus Patzak
Title: Corporate Vice President
Financial Reporting and Controlling